THIRD QUARTER REPORT 2007 – OCTOBER 31, 2007
Based on US GAAP and expressed in US dollars

For a full explanation of results, the financial statements and management discussion & analysis, full-year guidance at significant mines, and mine statistics, please see the Company’s website, www.barrick.com.
Barrick Reports Q3 Earnings of $345 Million ($0.40 Per Share) Friendly Deal to Add 51% of Cerro Casale to Pipeline

Highlights
•	The Company reported third quarter earnings of $345 million ($0.40 per share), operating cash flow of $557 million ($0.64 per share) and EBITDA of $710 million ($0.82 per share)[1]. All production was sold at prevailing market prices for a realized price of $681 per ounce, up 21% from the prior year quarter, as gold prices reached 27-year highs.
•	Third quarter gold production was 1.93 million ounces at total cash costs of $370 per ounce[2], and copper production was 99 million pounds at total cash costs of $0.91 per pound[2]. Barrick currently expects full year production of approximately 8.1 million ounces of gold at total cash costs of about $350 per ounce and 400 million pounds of copper at total cash costs of about $0.90 per pound, in line with original 2007 guidance.
•	Access to higher grade ore from the new Filo Federico pit and the Amable pit at Veladero has now been achieved following a high waste stripping phase. Due to mine sequencing and stripping activities at Veladero and a number of other operations, the company’s average head grade year-to-date is about 10 percent below reserve grade.
•	Significant progress was made during the quarter on Barrick’s extensive project pipeline, including: the commencement of earthworks at Buzwagi; the completion of a scoping study at Reko Diq; and the completion of a pre-feasibility study at Sedibelo.
•	The Company has entered into a support agreement with Arizona Star Resource Corp. (TSX-VENTURE/AMEX:AZS) to acquire all of its outstanding shares for Cdn$18 per share in cash. The offer, which has been unanimously approved by Arizona Star’s board, will add a 51% interest in the world-class Cerro Casale gold-copper project in Chile to Barrick’s unrivalled project pipeline. The Company also announced an agreement with Highlands Pacific (ASX:HGL) to acquire highly prospective exploration licenses and the Kainantu gold mine in Papua New Guinea for $141.5 million in cash. With this acquisition, Barrick will have exploration access to over 5,300 square kilometers of contiguous ground in a core region that includes the large, long-life Porgera mine.
Barrick Gold Corporation reported Q3 production of 1.93 million ounces of gold at total cash costs of $370 per ounce compared to 2.16 million ounces produced at total cash costs of $281 per ounce for the prior-year period. As expected, third quarter costs were higher due to planned mine sequencing and waste stripping activities.
     Earnings of $345 million ($0.40 per share), cash flow of $557 million ($0.64 per share) and EBITDA of $710 million ($0.82 per share) compare to prior year earnings of $405 million ($0.47 per share), cash flow of $748 million ($0.87 per share) and EBITDA of $703 million ($0.81 per share).
      “Our operations are delivering all of their production into the spot market just as gold prices have broken 27-year highs,” said Greg Wilkins, President and CEO. “Despite anticipated higher costs this quarter, Barrick continues to deliver excellent leverage to the strong gold price and this is being reflected in our share price performance.”

[1]	EBITDA and EBITDA per share are non-GAAP financial measures. For further information on these performance measures, see page 31 of the Company’s MD&A.

[2]	Total cash costs per ounce/pound is defined as cost of sales divided by ounces of gold sold or pounds of copper sold. Total cash costs per ounce/pound exclude amortization expense and inventory purchase accounting adjustments. For further information on this operating performance measure see pages 32 — 34 of the Company’s MD&A.

BARRICK THIRD QUARTER 2007	PRESS RELEASE

PRODUCTION AND COSTS
In Q3 2007, Barrick produced 1.93 million ounces of gold at total cash costs of $370 per ounce. As expected, Q3 was a higher cost quarter due to waste stripping and mine sequencing at a number of operations, including activities to access higher grade ore at Veladero. The realized gold price was $681 per ounce, 21% higher than a year ago, and in line with the average third quarter spot price of $680 per ounce.
     The Company also produced 99 million pounds of copper at total cash costs of $0.91 per pound during Q3 2007 versus 95 million pounds at total cash costs of $0.80 per pound in the prior year quarter. The average realized price for copper sales in Q3 2007 was $3.49 per pound.
     Due to mine sequencing this year at a number of operations, average processed grades are about 10% below reserve grade year-to-date, representing one of the major factors in the increase in 2007 cash costs over 2006. Within the next few years, the Company expects a gradual trend back towards reserve grade to help mitigate other cash cost pressures.
     The South American business unit produced 0.43 million ounces of gold at total cash costs of $219 per ounce. Year-to-date production of 0.8 million ounces at Lagunas Norte continues to exceed expectations on positive grade reconciliations and higher throughput. The operation is on track for another strong year after delivering 1.1 million oz at cash costs of $100 per ounce in 2006. Third quarter production at Veladero reflects a lack of high grade ore during a high waste stripping phase at Filo Federico. Waste stripping of 10 million tons (representing about two thirds of mined material) was carried out in Q3 and higher grade ore is now being sourced from the new Filo Federico pit and the Amable pit. The Zaldívar mine in Chile continued to provide strong cash flow, producing 80 million pounds of copper at total cash costs of $0.69 per pound.
     The North American business unit contributed 0.79 million ounces at total cash costs of $381 per ounce. The Goldstrike complex produced 0.39 million ounces at cash costs of $388 per ounce as waste stripping continued in the Betze-Post pit. The underground operation returned to near expected levels after a transition to zone mining earlier in the year. The Company expects to process lower grade stockpiles at Goldstrike in the final quarter of the year as the open pit continues in a high waste stripping phase. The new Ruby Hill mine continued to ramp up smoothly, producing 51,000 ounces at total cash costs of $147 per ounce. Production from the Cortez JV exceeded expectations on higher grades and recoveries, while total cash costs were under plan at $369 per ounce.
     The Australia-Pacific business unit produced 0.56 million ounces at $471 per ounce. The region was adversely impacted by the commissioning of a free milling circuit at Kanowna, power restrictions at Porgera and processing of low grade stockpiles at Granny Smith as conversion to underground mining continues. The Company is fully hedged on its Australian dollar operating expenditures for the balance of 2007 at a rate of $0.75, for 2008 at $0.77 and for 2009 at $0.78.
     Production from the African business unit was 0.15 million ounces at total cash costs of $364 per ounce. The higher costs from this region reflect low equipment availability and higher maintenance costs at Bulyanhulu, as well as continued effects of heavy rainfalls in Tanzania earlier this year that caused changes to the mine plan at North Mara, resulting in mining of lower grade areas of the Gokona Phase 1 pit and processing of stockpiles. A stronger fourth quarter is expected from North Mara with access to higher grade areas and a recently commissioned new mining fleet. Underground development was initiated at Tulawaka during the third quarter and production is expected to begin in early 2008.
PROJECTS UPDATE
At Cortez Hills, $23 million (100% basis) was spent in Q3 on procurement of open pit mining equipment, engineering for project infrastructure, and additional development of the twin declines, which have progressed to 4,420 meters and are ahead of plan. Detailed engineering is more than 90% complete and delivery of mining equipment is on schedule. The Record of Decision Release is targeted for the second half of 2008 and

BARRICK THIRD QUARTER 2007	2	PRESS RELEASE

construction is expected to be complete within 15 months of the Record of Decision.
     At Pueblo Viejo, discussions with the Dominican government continue on its relocation action plan as well as power and water treatment solutions. Discussions are ongoing with third parties for the supply of reliable, efficient power. During the quarter, $13 million (100% basis) was spent to advance project design and engineering, exploration and community development programs and evaluation of power options. Work on the process flow sheet to recover zinc contained within the gold reserves is returning encouraging results and will be included in an updated feasibility study which envisages an initial 18,000 tpd operation.
     At Pascua-Lama, mining and plant designs continue to be optimized with detailed engineering and construction planning moving forward on a limited basis while awaiting final resolution of progress on the cross-border fiscal agreement and outstanding permitting and regulatory issues, including the receipt of all sectoral permits in Argentina. A construction start is tied to the finalization of these outstanding agreements and approvals, the timing of which remains uncertain and beyond our control. Environmental approval has been received for a 34 MW power plant in Chile and engineering and contract development is proceeding. Environmental approval has also been received for a 20 MW wind farm.
     Site access and construction of the Buzwagi project in Tanzania began in August and earthworks have commenced. Detailed engineering is approximately 60% complete, ahead of schedule and on budget. Procurement activities for mining equipment, crushers and process equipment are 80% complete and all long lead time items have been ordered. After a two-year construction period, Buzwagi is expected to produce 250,000-260,000 ounces a year at total cash costs of $270-$280 per ounce in its first five years of operation. Capital costs are forecast to be approximately $400 million.
     At the Donlin Creek project in Alaska, the feasibility study is on schedule to be completed by November 12, 2007, along with an updated resource model which will incorporate additional drilling data from the nearly completed 80,000 meter core drill program.
     At the Kabanga JV in Tanzania, operator Xstrata Plc continues to advance a pre-feasibility study for completion by year end, with a full feasibility study expected in 2008. Xstrata has spent $88 million of the $145 million initial commitment under the joint venture agreement to maintain its 50% interest in the project. Thereafter, Barrick and Xstrata will share costs equally. A 140,000 meter infill and exploration drill program on the current 48 million tonne resource is approximately 77% complete and ahead of plan with 10 rigs on site. The same advanced geophysical surveys that identified the Tembo deposit are being conducted across the regional licenses. Diamond drilling is scheduled to commence mid-October to test a number of significant regional anomalies.
     A pre-feasibility study has been completed at the near surface Sedibelo platinum project on the western limb of the Bushveld complex in South Africa and has returned positive results. Additional metallurgical pilot test work is underway to increase confidence in mineralogy given the number and complexity of reef types. The schedule for installation of temporary water and power to site for construction is on target and a feasibility study is expected in April 2008.
EXPLORATION UPDATE3
Barrick’s 2007 exploration program is weighted towards resource additions and conversion at and around the mine sites while still maintaining a balanced portfolio in order to generate quality projects for the future.
     At Cortez, 9 rigs were active and drilling continued on the Cortez Hills Lower Zone, where geologic modeling is underway to provide an inferred resource for year end. Results to date have confirmed the continuity and grade of mineralization and the 3,000 foot long zone

[3]	Barrick’s exploration programs are designed and conducted under the supervision of Robert Krcmarov, Vice President, Exploration of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick’s material properties, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.

BARRICK THIRD QUARTER 2007	3	PRESS RELEASE

remains open to the south where the zone was previously thought to be faulted off. Drilling in the south part of the zone continues to intersect oxide mineralization. Planning is in progress for underground drilling to further test the Lower Zone in early 2008. Regional drilling has identified several new targets and assays to date have intersected numerous mineralized intercepts confirming the potential of the district.
     Core drilling at Goldstrike from an underground drift at Banshee is returning positive results and infill drilling is increasing resources. The potential at Banshee will be evaluated in conjunction with programs underway at North Post and Deep North Post. At Turquoise Ridge, an underground drill program is testing the North High Grade Bullion zone.
     At Pueblo Viejo, ongoing drilling continued to further define the new Monte Oculto deposit, which remains open to the east. Recent in-fill holes have returned higher grades than the initial discovery holes and substantially higher than the average deposit grade. In-fill drilling continues to demonstrate continuity between the West Moore and Monte Negro pits and potential for untested areas of mineralization within and outside the pit areas. At West Moore, extension drilling has identified additional significant targets to the west.
     A scoping study at Reko Diq has been completed for the Western Porphyries and approval has been given to proceed with a feasibility study to evaluate an initial 72,000 tpd operation. In parallel, approval has been given to proceed with a pre-feasibility study to evaluate expansion options. Ongoing metallurgical test work continues to indicate promising recoveries for a flotation concentrate. Geological remodeling has been completed at H15 and demonstrates the potential to significantly increase the existing copper-gold resource. Drilling has been completed at H14 and modeling is currently underway. Over 68,000 meters have been drilled to date and results continue to be positive and confirm the expected grade and continuity of the copper-gold mineralization. A resource is scheduled to be completed by year end.
CORPORATE DEVELOPMENT
The Company has entered into a friendly agreement with Arizona Star Resource Corp. (TSX-VENTURE/AMEX: AZS) to acquire all of its outstanding shares for Cdn$18 per share in cash. The offer, which has been unanimously approved by Arizona Star’s board, will add a 51% interest in the world-class Cerro Casale gold-copper project in Chile to Barrick’s unrivalled project pipeline. The bid requires two-thirds acceptance by Arizona Star shareholders, of which 35% has been secured in a lock-up agreement with its directors, officers and largest shareholder, FCMI Resources Ltd. Barrick has the right to match any superior proposal and will receive a Cdn$27 million break fee if the offer is not successfully completed.
     “Cerro Casale will be a very complementary addition with potential synergies for our asset base in Chile where we have been operating for well over a decade,” said Greg Wilkins. “We are pleased to have reached a friendly agreement in the current circumstances which are conducive to the project moving forward.”
     The Company has also entered into an agreement with Highlands Pacific (ASX:HGL) to acquire over 2,900 square kilometers of highly prospective exploration licenses and the Kainantu gold mine in Papua New Guinea for $141.5 million in cash. A comprehensive exploration program is planned for 2008 to follow up on identified high grade gold vein targets and further define indicated copper-gold porphyry potential in the district. With this acquisition, Barrick will have exploration access to over 5,300 square kilometers of contiguous ground with multi-million ounce potential in a core region that includes the world-class Porgera mine. The transaction is expected to close by year end.
     The agreement to acquire an additional 20 per cent interest in the Porgera mine in Papua New Guinea from Emperor Mines Limited for $264 million in cash closed in Q3. The sale of the Paddington operation in Australia was also completed during the quarter.

BARRICK THIRD QUARTER 2007	4	PRESS RELEASE

The Company sold its remaining 4.6 million shares of Gold Fields acquired from the sale of the 50% interest in South Deep for an after-tax gain of $5 million.
CORPORATE SOCIAL RESPONSIBILITY
The Company achieved a significant milestone during the quarter when it was included in the Dow Jones Sustainability Index (DJSI), one of the world’s most important indicators of corporate social responsibility. With the recent certification of the Veladero mine, all of Barrick’s South American operations have now been validated under the ISO 14001 environmental management standard. Also, the Pierina mine has been recently certified compliant with the International Cyanide Management Code, a voluntary program designed under the United Nations Environment Program and the International Council on Metals and the Environment to comply with high quality standards in cyanide management. Pierina is the first mine in South America to obtain this recognition.
     “We are very pleased with our inclusion in the DJSI and the outstanding achievements of the Veladero and Pierina mines,” said Greg Wilkins. “Barrick remains committed to comprehensive and responsible environmental management and to sustainable development.”
FINANCIAL POSITION
At September 30, 2007, Barrick maintained the industry’s strongest credit rating, with a cash balance of $2.7 billion and net debt of $0.5 billion. This strong liquidity gives the Company the ability to fund its project pipeline without the need for equity dilution.
OUTLOOK
Production in the final quarter of the year is expected to be higher than in Q3 with access to higher grade ore at Veladero. The Company currently expects full year production of approximately 8.1 million ounces of gold and 400 million pounds of copper at total cash costs of about $350 per ounce for gold and about $0.90 per pound for copper, in line with original 2007 guidance. Our production and cash cost outlook is subject to certain ongoing risk factors, including the potential impact of labor disruptions at the Bulyanhulu mine and the effects of certain industry wide cost pressures, including higher energy and gold price related costs.
* * * * *
Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto and New York stock exchanges.

BARRICK THIRD QUARTER 2007	5	PRESS RELEASE

Key Statistics

	Three months ended		Nine months ended
(in United States dollars)	September 30,		September 30,
(Unaudited)	2007	2006	2007	2006

Operating Results
Gold production (thousands of ounces)[1]	1,931	2,162	5,917	6,203
Gold sold (thousands of ounces)[1]	1,886	2,169	6,013	6,107

Per ounce data
Average spot gold price	$680	$622	$666	$601
Average realized gold price[5]	681	564	558	570
Total cash costs[2]	370	281	342	282
Amortization[3]	128	76	102	79

Total production costs	498	357	444	361

Copper production (millions of pounds)	99	95	300	267
Copper sold (millions of pounds)	111	99	308	276

Per pound data
Average spot copper price	$3.50	$3.48	$3.22	$3.00
Average realized copper price[6]	3.49	3.39	3.26	3.08
Total cash costs[2]	0.91	0.80	0.83	0.77
Amortization[3]	0.32	0.24	0.32	0.39

Total production costs	1.23	1.04	1.15	1.16

Financial Results (millions)
Sales	$1,684	$1,562	$4,415	$4,282
Net income	345	405	582	1,088
Operating cash flow	557	748	1,056	1,791

Per Share Data (dollars)
Net income (basic)	0.40	0.47	0.67	1.30
Net income (diluted)	0.39	0.46	0.67	1.29
Operating cash flow (basic)	0.64	0.87	1.22	2.14
Operating cash flow (diluted)	0.63	0.85	1.20	2.11
Weighted average basic common shares (millions)	867	864	866	835

Weighted average diluted common shares (millions)[4]	879	879	878	850

	As at	As at
	September 30,	December 31,
	2007	2006

Financial Position (millions)
Cash and equivalents	$2,718	$3,043
Non-cash working capital	1,063	764
Long-term debt	3,188	3,244
Shareholders’ equity	14,791	14,199

[1]	Includes equity gold ounces in Tulawaka for 2006 and 2007 and South Deep for 2006 only. Production also includes equity gold ounces in Highland Gold Gold production also includes an additional 20% share of production from the Porgera mine from April 1, 2007 onwards.

[2]	Represents equity cost of goods sold plus royalties, production taxes and accretion expense, less by-product revenues, divided by equity ounces of gold sold or pounds of copper sold. For further information on this performance measure, refer to pages 30 to 34. Excludes amortization and inventory purchase accounting adjustments.

[3]	Represents equity amortization expense and inventory purchase accounting adjustments at the Company’s producing mines divided by equity ounces of gold sold or pounds of copper sold. For further information on this performance measure refer to page 33.

[4]	Fully diluted, includes dilutive effect of stock options and convertible debt.

[5]	Calculated as total gold sales divided by total ounces sold.

[6]	Realized prices represents gold and copper revenues under US GAAP, adjusted for unrealized gains and losses on non-hedge derivatives. For further information on this performance measure, refer to page 31.

BARRICK THIRD QUARTER 2007	6	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production		Total Cash Costs		Gold Production		Total Cash Costs
	(attributable ounces)		(US$/oz)		(attributable ounces)		(US$/oz)
	Three months ended		Three months ended		Nine months ended		Nine months ended
	September 30,		September 30,		September 30,		September 30,
(Unaudited)	2007	2006[1]	2007	2006[1]	2007	2006[1]	2007	2006[1]
North America	787	765	$381	$345	2,399	2,439	$361	$308
South America	429	566	219	129	1,459	1,450	189	162
Australia Pacific	558	570	471	364	1,559	1,615	450	332
Africa	146	256	364	254	469	675	359	322
Other	11	5	595	467	31	24	504	456

Total	1,931	2,162	370	281	5,917	6,203	$342	$282

	Copper Production		Total Cash Costs		Copper Production		Total Cash Costs
	(attributable pounds)		(US$/lb)		(attributable pounds)		(US$/lb)
	Three months ended		Three months ended		Nine months ended		Nine months ended
	September 30,		September 30,		September 30,		September 30,
(Unaudited)	2007	2006[1]	2007	2006[1]	2007	2006[1]	2007	2006[1]
South America	80	80	$0.69	$0.65	238	222	$0.67	$0.62
Australia Pacific	19	15	1.46	1.55	62	45	1.44	1.44

Total	99	95	$0.91	$0.80	300	267	$0.83	$0.77

	Total Gold Production Costs(US$/oz)
	Three months ended		Nine months ended
	September 30,		September 30,
(Unaudited)	2007	2006[1]	2007	2006[1]

Direct mining costs at market foreign exchange rates	$377	$282	$347	$285
Gains realized on currency and commodity hedge contracts	(25)	(11)	(20)	(11)
By-product credits	(10)	(12)	(12)	(16)

Cash operating costs	342	259	315	258
Royalties	20	17	19	18
Production taxes	3	2	4	3
Accretion and other costs	5	3	4	3

Total cash costs	370	281	342	282
Amortization	128	76	102	77
Inventory purchase accounting adjustments	—	—	—	2

Total production costs[2]	$498	$357	$444	$361

	Total Copper Production Costs(US$/lb)
	Three months ended		Nine months ended
	September 30,		September 30,
(Unaudited)	2007	2006[1]	2007	2006[1]

Cash operating costs	$0.88	$0.79	$0.81	$0.76
Royalties	0.02	0.01	0.01	0.01
Accretion	0.01	—	0.01	—

Total cash costs	0.91	0.80	0.83	0.77
Amortization	0.32	0.14	0.32	0.13
Inventory purchase accounting adjustments	—	0.10	—	0.26

Total production costs[2]	$1.23	$1.04	$1.15	$1.16

[1]	Barrick’s share of acquired Placer Dome mines’ production and total cash costs for the period January 20, 2006 to September 30, 2006.

[2]	Total cash costs per ounce/pound excludes amortization and inventory purchase accounting adjustments. Total cash costs per ounce/pound is a performance measure that is used throughout this Third Quarter Report 2007. For more information see pages 33 to 34 of the Company’s MD&A.

BARRICK THIRD QUARTER 2007	7	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
This portion of the Quarterly Report provides MD&A of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three and nine month periods ended September 30, 2007, in comparison to the corresponding prior-year period. This MD&A, which has been prepared as of October 30, 2007, is intended to supplement and complement the unaudited interim consolidated Financial Statements and notes thereto, prepared in accordance with US generally accepted accounting principles (“US GAAP”), for the three and nine month periods ended September 30, 2007 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 36 to 40 You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated Financial Statements for the three years ended December 31, 2006, the related annual MD&A included in the 2006 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.
For the purposes of preparing our MD&A we consider the materiality of information. Information is considered material if: (i) such information results in or would reasonably be expected to result in a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances including potential market sensitivity.
CONTENTS

Executive Overview	8
Significant Acquisitions and Divestitures	11
Key Economic Trends	12
Consolidated Gold and Copper Production, Sales and Costs	13
Results of Operating Segments	13
Other Costs and Expenses	19
Liquidity and Capital Resources	24
Cash Flow	24
Liquidity	25
Financial Position	26
Gold Sales Contracts	26
Critical Accounting Policies and Estimates	26
Operating Performance Measures	30
Cautionary Statement on Forward-Looking Information	34
EXECUTIVE OVERVIEW
Net income for third quarter 2007 was $345 million, $60 million lower than the prior year period, as slightly higher per ounce cash margins1 on gold and copper, and an increase in copper sales volumes were more than offset by lower gold sales volumes, higher amortization expense and higher project development expense, due to activity at our pipeline of projects.
In third quarter 2007, we produced 1.93 million ounces of gold, for a total of 5.92 million ounces in the nine months ended September 30, 2007. Gold production for third quarter 2007 was lower than the same prior year period mainly due to lower production from South America and Africa.
Lagunas Norte, Veladero, Bald Mountain, North Mara, Bulyanhulu, Granny Smith and Kanowna were all processing lower grade ore in third quarter 2007. Production levels at Veladero are expected to increase in fourth quarter 2007 as higher grade ore becomes accessible. We also expect improved performances in the fourth quarter from North Mara, Porgera, Granny Smith and Kanowna as mining transitions through to higher grade areas of the ore body.
Total cash costs for the third quarter 2007 were $370 per ounce, an increase from $281 per ounce in the prior year period. As expected, gold production and total cash costs per ounce in third quarter 2007 were negatively impacted due to mine sequencing, waste stripping activities and inflationary pressures.
The levels of waste stripping activities at our operating mines have a significant impact on total cash costs per ounce as the costs associated with these activities are treated as current period production costs. High levels of waste stripping activity at Veladero in third quarter 2007 were incurred to access higher-grade ore in fourth quarter 2007. At North Mara significant amounts of waste were removed in third quarter 2007 due to pit wall instability caused by heavy rainfall earlier in the year.
Beginning in third quarter 2007, Goldstrike entered into a high waste stripping phase that is expected to continue into the second quarter of 2008. This has begun to impact total cash costs in third quarter 2007 and should continue through second quarter 2008.

[1]	Cash margins represent realized price less total cash costs on a per ounce basis

BARRICK THIRD QUARTER 2007	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

Barrick is subject to the same industry-wide cost pressures as other gold mining companies due to such factors as higher labor costs higher energy and commodity prices and higher gold-price related costs such as royalties and production taxes. We have had some success in containing total cash costs per ton mined through managing costs and productivity improvements at our mines.
The increase in the Australian dollar relative to the US dollar and the impact of higher hedge rates in 2007 compared to the same prior year period affected total cash costs for the Australia Pacific region. This caused total cash costs for the region to increase about $32 per ounce ($8 per ounce for the Company as a whole) for the nine-month period ended September 30, 2007 when compared to the same prior year period. Any further weakness of the US dollar in the remainder of the year should not impact Australian total cash costs because we have now fully hedged the currency exposure for operating costs at a rate of $0.76. We have also fully hedged our expected exposure to the Australian dollar operating costs in 2008 and 2009, at exchange rates of $0.77 and $0.78 respectively.
We expect our full year 2007 production to be about 8.1 million ounces at about $350 per ounce, in line with our original guidance. Our production and cash cost outlook is subject to certain ongoing risk factors including the potential impact of labor disruptions at the Bulyanhulu mine and the effects of certain industry wide cost pressures including higher energy and gold price related costs.
While total cash costs are expected to increase in 2008 compared to 2007, we expect the percentage increase to be significantly lower compared to the year-over-year increase from 2006 to 2007. The principal factors affecting total cash costs are expected to be inflationary cost pressures for items such as labor, energy commodities gold-price related costs and currency exchange rates.
Copper production in third quarter 2007 was unchanged from the prior year period with similar total cash costs per pound year-on-year, mainly due to better ore grades at Osborne. We expect our full-year copper production to be about 400 million pounds at total cash costs of approximately $0.90 per pound in line with our original full-year guidance.
Operating cash flow of $557 million in third quarter 2007 was $191 million lower than the prior year period, mainly due to lower gold sales volumes in third quarter 2007 and higher income tax payments.
For the first nine months of 2007, adjusted net income and adjusted EBITDA were all higher than the prior year period as increases in market gold prices more than offset increases in total cash costs per ounce and amortization. Adjusted operating cash flow2 was slightly lower then the prior year period, primarily due to a decrease in gold sales volumes and higher income tax payments.
Full Year 2007 Outlook

For the year ended December 31
($ millions, except as otherwise	Latest	Original
indicated)	2007E	2007E

Gold
Production (millions of ounces)	8.1~	8.1-8.4
Total cash costs ($ per ounce)	$350~	$335-$350
Amortization[1]($ per ounce)	$100	$95
Copper
Production (millions of pounds)	400	400
Total cash costs ($ per pound)	$0.90	$0.90
Amortization ($ per pound)	$0.30	$0.30
Corporate administration expense	$140	$140
Exploration expense[2]	$185	$170
Project development expense[3]	$230	$190
Other operating expenses[4]	$150	$115
Interest income[5]	$140	$130
Interest expense[6]	$105	$95
Capital expenditures[7]	$1,200-1,300	$1,100-$1,800
Tax rate[8]	27%	30%

[1]	Increase due to amortization relating to the Placer Dome purchase price allocation.

[2]	Increase in 2007 Outlook reflects our newly identified exploration targets.

[3]	Increase mainly reflects expensing costs at Pueblo Viejo in second and third quarter 2007.

[4]	Includes regional business unit costs, community development costs, environmental remediation costs, world council fees and changes in ARO estimates.

[5]	Higher interest income outlook for 2007 mainly reflects expected higher average cash balances.

[6]	Net of amounts capitalized of $100 million. Interest capitalized is expected to be lower for the full year due to changes in the timing of capital expenditures on the projects qualifying for interest capitalization.

[7]	Lower full year outlook for capital expenditures is mainly due to the timing of expenditures at Pueblo Viejo, Pascua-Lama and Cortez.

[8]	Represents the underlying effective tax rate excluding the effect of delivering into gold sales contracts in a low tax rate jurisdiction at prices below prevailing market prices, tax rate changes and net currency translation gains on deferred tax balances. The effective tax rate for the full year is expected to be approximately 45% when the $623 million opportunity cost of delivering into gold sales contracts in a low tax-rate jurisdiction is included.
[2]	Excludes the impact of deliveries into Corporate old Sales Contracts. Adjusted operating cash flow is an operating performance measure with no standardized meaning under GAAP. For further information see page 30.

BARRICK THIRD QUARTER 2007	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

Results Overview
Total Production Cost Summary ($ millions, except per share, per ounce/pound data in dollars)

	Three months ended September 30				Nine months ended September 30
	Gold		Copper		Gold		Copper
	2007	2006	2007	2006	2007	2006	2007	2006

Production (‘000s oz/millions lbs)[1]	1,931	2,162	99	95	5,917	6,203	300	267
Sales[2]
’000soz/millions lbs	1,886	2,169	111	99	6,013	6,107	308	276
$ millions	$1,293	$1,233	$391	$329	$3,383	$3,444	$1,032	$838
Market price[3]	680	622	3.50	3.48	666	601	3.22	3.00
Realized price[3,4]	681	564	3.49	3.39	558	570	3.26	3.08
Total cash costs[1,3,5]	370	281	0.91	0.80	342	282	0.83	0.77
Amortization[3]	128	76	0.32	0.24	102	79	0.32	0.39

Total production costs[1,2,3]	$498	$357	$1.23	$1.04	$444	$361	$1.15	$1.16

Summary of Results of Operations ($ millions)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Net income	$345	$405	$582	$1,088
Net income per share
Basic	0.40	0.47	0.67	1.30
Diluted	0.39	0.46	0.67	1.29
Adjusted net income[6]	345	405	1,205	1,128
Adjusted net income per share[6,7]	0.40	0.47	1.39	1.35
EBITDA	710	703	1,643	1,882
EBITDA per share[7,8]	0.82	0.81	1.90	2.25
Adjusted EBITDA[8]	710	703	2,279	1,922
Adjusted EBITDA per share[7,8]	0.82	0.81	2.63	2.30
Dividend per share	—	—	0.15	0.11
Cash inflow (outflow) from continuing operations
Operating activities	557	748	1,056	1,791
Investing activities	(514)	(277)	(533)	(1,017)
Financing activities	62	(139)	(882)	(1,665)
Adjusted operating cash flow[9]	557	748	1,692	1,831
Adjusted operating cash flow per share[7,9]	$0.64	$0.87	$1.95	$2.19

[1]	Gold production and total cash cost per ounce/pound/ton statistics reflect our equity share of production, including our equity share of production from the South Deep mine sold in 2006. Gold production also includes an additional 20% share of production from the Porgera mine from April 1, 2007 onwards (see page 11).

[2]	Gold sales ($ millions) exclude the results of discontinued operations. Gold sales (000s oz/millions lbs) exclude the results of discontinued operations and reflect our equity share of sales.

[3]	Per ounce/pound weighted average. For more information see page 33.

[4]	Realized prices exclude unrealized non-hedge derivative gains and losses, and are a performance measure that is used throughout this MD&A. For more information see page 32.

[5]	Total cash costs per ounce/pound/ton statistics exclude amortization and inventory purchase accounting adjustments. Total cash costs per ounce/pound/ton are an operating performance measure that is used throughout this MD&A. For more information see pages 32 to 33.

[6]	Excluding the impact of deliveries into Corporate old Sales Contracts. Adjusted net income and adjusted net income per share are operating performance measures with no standardized meaning under GAAP. For further information, please see page 30.

[7]	Calculated using net income and weighted average number of shares outstanding under the Basic method of earnings per share.

[8]	Net income excluding income tax expense, interest expense, interest income and amortization. Adjusted EBITDA and adjusted EBITDA per share excludes the impact of deliveries into Corporate Gold Sales Contracts EBITDA, EBITDA per share, adjusted EBITDA and adjusted EBITDA per share are operating performance measures with no standardized meaning under GAAP. For further information see page 31.

[9]	Excluding the impact of deliveries into Corporate old Sales Contracts. Adjusted operating cash flow and adjusted operating cash flow per share are performance measures with no standardized meaning under GAAP. For further information see page 30.

BARRICK THIRD QUARTER 2007	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Factors Affecting Earnings ($ millions)

		Increase (decrease)
			Year to date 2007 vs.
	Refer to page	Q3 2007 vs. Q3 2006	Year to date 2006

Net income - 2006		$405	$1,088
Increase (decrease)
Higher (lower) realized gold prices[1]	12	221	(72)
Lower sales volumes gold[2]	8	(80)	(27)
Higher total cash costs — gold	8	(168)	(361)
Higher realized copper prices	9	11	55
Higher sales volumes copper[2]	9	31	74
Lower charges for inventory purchase accounting adjustments	11	9	83
Higher amortization expense	20	(128)	(242)
Higher exploration and project development expense	19	(15)	(63)
Lower income tax expense[3]	22	58	40
Special items[1,4]	11	(6)	58
Other		7	(51)

Subtotal		(60)	(506)

Net income - 2007		$345	$582

[1]	Our realized gold price was reduced by deliveries into Corporate Gold Sales Contracts of nil in third quarter 2007 and $636 million for the nine months ended September 30, 2007. Had it not been for these items, our realized price would have been approximately $663, or $105 per ounce higher, for the nine months ended September 30, 2007. The impact of deliveries into Corporate Gold Sales Contracts has been excluded from the special items line on this table.

[2]	Impact of changing sales volumes on margin between selling prices, total cash costs and amortization, but excluding inventory purchase accounting adjustments.

[3]	Excluding the impact of the tax effects of special items.

[4]	Special items are presented on a post-tax basis. See page 11 for a description of the special items.
Special Items — Effect on Earnings Increase (Decrease)($ millions)

		Three months ended September 30				Nine months ended September 30
		Pre-Tax		Post-Tax		Pre-Tax		Post-Tax
	Page	2007	2006	2007	2006	2007	2006	2007	2006

Impact of deliveries into gold sales contracts	32	$—	$—	$—	$—	$(636)	$(40)	$(623)	$(40)
Unrealized non-hedge derivative gains (losses)[1]	31	2	19	1	26	31	(1)	21	12
Inventory purchase accounting adjustments	32	—	(10)	—	(8)	(8)	(84)	(7)	(66)
Equity loss in Highland Gold[2]		—	—	—	—	(20)	—	(20)	—
Gains on sales of Gold Fields and NovaGold shares	22	8	—	5	—	52	—	35	—
Deferred tax credits[3]	22	—	—	—	—	—	—	—	31

Total		$10	$9	$6	$18	$(581)	$(125)	$(594)	$(63)

[1]	Relates to gains and losses on our gold and copper derivatives. For more information see page 30.

[2]	The equity loss in Highland reflects an impairment charge resulting from damages caused by the fire in the underground part of the Central Shaft at Highland’s Darasunmine, which occurred in 2006.

[3]	Due to changes in tax law / status.
SIGNIFICANT ACQUISITIONS AND DIVESTITURES
Acquisition of 20% interest in Porgera
In August 2007, we completed the purchase of Emperor Mines Limited’s 20% interest in the Porgera mine which increased our undivided interest in Porgera from 75% to 95%. The Government of Papua New Guinea holds the remaining 5% undivided interest in Porgera. On closing we paid total cash consideration of $264 million.
Sale of Paddington Mill
In August 2007, we finalized the sale of the Paddington Mill and associated land tenements in Australia to Norton

BARRICK THIRD QUARTER 2007	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

Goldfields Limited, for cash proceeds of approximately $30 million. We recorded a gain of $8 million in other income on closing.
Acquisition of Kainantu Gold Mine
On October 25, 2007, we announced that we had entered into an agreement with Highlands Pacific to acquire over 2,900 square kilometers of highly prospective exploration licenses and the Kainantu gold mine in Papua New Guinea for $141.5 million in cash. With this acquisition, we will have access to over 5,300 square kilometers of contiguous ground for exploration in one of the world’s most highly endowed gold and copper regions that includes the world class Porgera mine. The agreement is subject to certain conditions, including the receipt of regulatory approvals from Papua New Guinea, and is expected to close by the end of 2007.
Acquisition of Arizona Star
On October 29, 2007, we announced that we had entered into a support agreement with Arizona Star Resource Corporation (“Arizona Star”) under which we agreed to make an offer to acquire all of Arizona Star’s common shares for Cdn$18.00 in cash per share. The offer has been unanimously approved by the board of directors of Arizona Star. Arizona Star owns a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile. Kinross Gold Corporation owns the remaining 49%. Cerro Casale is one of the world’s largest undeveloped gold and copper deposits.
KEY ECONOMIC TRENDS
Gold, Copper and Silver Prices
In third quarter 2007, gold prices followed an upward trend closing at $743 per ounce at the end of the quarter, with a trading range from $649 to $743 per ounce. The primary economic factors influencing gold prices include strong demand; inflationary concerns caused by high commodity prices, record crude oil prices, and the continuing weakness of the US dollar; economic uncertainty stemming from the US sub-prime mortgage sector; and flat mine supply of gold. Demand for gold remains strong both for jewelry and as an investment with over 25 million ounces held globally in exchange traded funds. We believe that the present economic conditions, particularly the concerns about inflation, the decline of the US dollar and the lack of new mine supply of gold noted above, creates an environment that is favorable to higher gold prices.
Copper prices trended upwards in third quarter 2007, closing at $3.70 per pound, with a trading range from $3.16 per pound to $3.72 per pound. The lows of $3.16 per pound occurred in mid-August, as a result of the sub-prime crisis in the US coupled with a weaker equity market. Copper prices recovered with the US interest rate cut announced on September 18, 2007, and further supply pressures from the likelihood of strikes at some major copper producers. This caused copper to close at $3.70 per pound at September 30, 2007. During third quarter 2007, we entered into additional collars hedging our 2008 production. Including the copper repayable under the copper-linked notes, our combined hedging position allows us to participate in copper prices up to an average $3.81 per pound, while maintaining a floor price of an average $3.00 per pound for 342 million pounds, or 91% of our 2008 copper production.
Silver traded in a range of $11.67 to $13.65 per ounce in third quarter 2007, closing at $13.65 per ounce at September 30, 2007. Silver price trends were similar to gold for most of third quarter 2007. We believe that conditions remain favorable for high silver prices for the foreseeable future as industrial and investment demand remains robust.
Currency Exchange Rates
A weaker US dollar causes any costs reported in US dollars, which are not protected by currency hedges, to increase. In third quarter 2007, the Canadian dollar closed at a thirty-year high reaching parity with the US dollar. This was primarily due to weak US economic fundamentals fueled by concerns in the sub-prime mortgage sector, as well as higher than expected US interest rate cuts signaling a possible economic slowdown in the US. The Australian dollar continued to appreciate early in the third quarter and closed at twenty-six year highs in September mainly due to strong economic data and market expectations of higher interest rates. We do not expect any further appreciation of either the Australian and Canadian dollars to impact 2007 operating costs as we are fully hedged for the remainder of the year. The appreciation of the Canadian dollar has led to currency translation gains on Canadian deferred tax assets. For 2008, we have fully hedged our forecasted exposure to Australian dollar operating expenditures at a rate of $0.77, and for forecasted Canadian dollar operating expenditures, we are 92% hedged at a rate of $0.86.
Other Commodities and Consumables
The mining industry continues to experience high prices for many commodities and consumables used in the production of gold and copper, as well as, in some cases, constraints on supply. In particular, oil prices have continued to rise significantly, currently trading at 2007 highs of around $90 per barrel. To help mitigate rising oil prices and control the cost of fuel consumption, we have a fuel hedge position equivalent to 3.6 million barrels of oil at an average price of $63 per barrel, which

BARRICK THIRD QUARTER 2007	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

is primarily designated for our Nevada based mines. This fuel hedge position represents approximately half of our total estimated consumption for the remainder of 2007 and 15-20% of our total estimated consumption in each of the following six years.
US Dollar Interest Rates
Volatility in interest rates mainly affects interest receipts on our cash balances ($2.7 billion at September 30, 2007), and interest payments on variable-rate debt (approximately $0.5 billion at September 30, 2007). The relative amounts of variable-rate financial assets and liabilities may change in the future, depending upon the amount of operating cash flow we generate, as well as amounts invested in capital expenditures.
CONSOLIDATED GOLD AND COPPER PRODUCTION, SALES AND COSTS
In third quarter 2007, realized gold prices and copper prices reflect current spot prices. Realized copper prices in third quarter 2007 also reflect prevailing market prices.
Consolidated Gold Cost of Sales/Total Cash Costs1,2

	Three months ended September 30				Nine months ended September 30
	in millions $		$ per ounce		in millions $		$ per ounce
	2007	2006	2007	2006	2007	2006	2007	2006

Cost of goods sold[1,2,3]	$714	$614	$377	$282	$2,099	$1,751	$347	$285
Currency/commodity hedge gains	(46)	(26)	(25)	(11)	(122)	(75)	(20)	(11)
By-product credits	(20)	(27)	(10)	(12)	(74)	(99)	(12)	(16)
Royalties/production taxes	43	42	23	19	134	126	23	21
Accretion/other costs	10	6	5	3	27	18	4	3

Cost of sales/Total cash costs[1]	$701	$609	$370	$281	$2,064	$1,721	$342	$282

[1]	Total cash costs and cost of sales both exclude amortization and inventory purchase accounting adjustments — see pages 32 to 34.

[2]	Excludes cost of sales related to non-controlling interests and includes costs of sales related to discontinued operations for 2006.

[3]	At market currency exchange and commodity rates, adjusted for non-controlling interests- see pages 32 to 34.
RESULTS OF OPERATING SEGMENTS
In our Financial Statements, we present a measure of historical segment income that reflects gold sales at average consolidated realized gold prices, less segment expenses and amortization of segment property, plant and equipment. We monitor segment expenses using ‘total cash costs per ounce’ and ‘total cash costs per pound’ statistics that represent segment cost of sales, less inventory purchase price adjustments, divided by ounces of gold and pounds of copper sold in each period. The discussion of results of operating segments focuses on these statistics in explaining changes in segment expenses.
Illustration of Results of Operations by Major Operating Segment

	Three months ended September 30				Nine months ended September 30
	Production (000’s		Total cash costs		Production (000’s		Total cash costs
	ozs/millions Ibs)		($ per oz/lb)		ozs/millions Ibs)		($ per oz/lb)
	2007	2006	2007	2006	2007	2006	2007	2006

Gold
North America	787	765	$381	$345	2,399	2,439	$361	$308
South America	429	566	219	129	1,459	1,450	189	162
Australia Pacific	558	570	471	364	1,559	1,615	450	332
Africa	146	256	364	254	469	675	359	322
Other	11	5	595	467	31	24	504	456

	1,931	2,162	370	281	5,917	6,203	$342	$282

Copper
South America	80	80	$0.69	$0.65	238	222	$0.67	$0.62
Australia Pacific	19	15	1.46	1.55	62	45	1.44	1.44

	99	95	$0.91	$0.80	300	267	$0.83	$0.77

BARRICK THIRD QUARTER 2007	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production
Gold production in third quarter 2007 was lower than the prior year period as we continue to sequence through lower average grade areas at various mines. The impact of lower ore grades was mitigated through increases in throughput at some of our producing mines.
Production in third quarter 2007 was lower at Lagunas Norte, North Mara, Bald Mountain, Kanowna, Bulyanhulu and Granny Smith compared to the same prior year period, primarily due to the processing of lower grade ore. These production decreases were partially offset by increases at Porgera, reflecting the 20% increase in ownership and the resumption of full-scale mining in the open pit, Goldstrike, Golden Sunlight, Pierina and the start up of Ruby Hill.
Lower average head grades and higher levels of waste stripping were the main factors that resulted in higher total cash costs per ounce in third quarter of 2007 compared with 2006. Total cash costs per ton in third quarter 2007 were higher than the same period in 2006, largely due to increases in the volume of waste stripping activities at Veladero, North Mara, Goldstrike and Cortez. Total cash costs also continue to be affected by inflationary pressures for consumables, the weakening of the US dollar and higher royalty expenses as market gold prices rise.
Tons Mined and Tons Processed

[1]	All amounts presented are based on equity production.
Tons processed increased slightly in third quarter 2007 compared to the same prior year period due primarily to higher tons processed at Bald Mountain, Veladero and Porgera, where full-scale mining in the open pit resumed in late July 2007; partly offset by lower tons processed at Kanowna and Cortez, where higher waste stripping activity in third quarter 2007 led to fewer ore tons mined and processed. At Bald Mountain, we are currently mining in lower-grade areas but mining and processing more tons due to shorter hauling distances.
Average Mill Head Grades

[1]	All amounts presented are based on equity production. Reserve grade presents expected grade over the life of the mine and is calculated based on reserves reported at the end of the immediately preceding year.
Average head grades decreased by approximately 12% in third quarter 2007 compared to the prior year period, primarily due to lower ore grades at Lagunas Norte, Veladero, Bald Mountain, North Mara, Bulyanhulu, Granny Smith and Plutonic, partly offset by higher grades at Goldstrike, Golden Sunlight and Ruby Hill.
At Veladero, ore grades are expected to increase later in the year with higher grade ore from both the Filo Federico and Amable pits becoming accessible. At North Mara and Bulyanhulu, production has been impacted by the continued mining in lower grade areas and the lack of available mining equipment. Mining rates at North Mara are expected to increase later in 2007 as additional mining equipment has now been secured. At Granny Smith, lower production grades resulted from the closure of the open pit and slower than anticipated ramp up of the underground mine. Plutonic experienced lower production as a result of paste fill delays and planning issues. Goldstrike and Golden Sunlight were processing higher grade ore compared to the same prior year period. The start up of Ruby Hill in 2007 also partially offsets the decrease in average mill head grades in the mines listed above.

BARRICK THIRD QUARTER 2007	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Cash Cost per Ton Mined

[1]	All amounts presented are based on equity production.
Over the past two years, we have had some success in containing increases in total cash costs per ton mined. Increases in total cash costs on a per ounce basis are mainly due to lower average head grades and the mining of more waste at various mines. Higher costs for labor and input commodities have impacted total cash costs but have been mitigated to a certain extent by our cost containment programs. Total cash costs per ton mined in third quarter 2007 were higher than the same period in 2006, largely due to higher volumes of waste stripping activities at Veladero, Bald Mountain, Cortez, North Mara and Goldstrike.
Operating Segments — Gold
North America
Producing Mines
Gold production in third quarter 2007 was 3% higher than in the same prior year period mainly due to higher production at Goldstrike and Golden Sunlight and the start-up in 2007 of Ruby Hill, partially offset by lower production at Bald Mountain, Round Mountain, and Eskay Creek.
At the Goldstrike open pit, higher grade areas of the pit were mined compared to the prior year period due to mine sequencing. At the Goldstrike underground mine, gold recoveries were due to more favorable ore chemistry in 2007 than in the prior year. The Goldstrike underground mine has returned to expected mining levels with the completion of the transition to zone mining.
At Golden Sunlight, access to higher grade areas of the pit has resulted in higher production. At both Bald Mountain and Round Mountain, ore grades mined and processed were lower than the prior year period, resulting in lower production. At Eskay Creek, lower tons and lower ore grades were processed as the mine reaches the end of operations.
Total cash costs per ounce were higher than the prior year period reflecting start-up costs at Ruby Hill ($7 per ounce), lower silver by-product credits at Eskay Creek ($10 per ounce), higher prices and consumption of input commodities used in the production process ($5 per ounce) higher royalties and production taxes ($2 per ounce) as a result of higher market gold prices, and higher labor costs. The type of ore processed at the Goldstrike Autoclave requires more reagents such as propane and acid to achieve optimal efficiency. This resulted in higher total cash costs of $15 per ounce for Goldstrike during the quarter when compared to the same prior year period. Offsetting power cost savings of approximately $4 an ounce were realized at Goldstrike and Turquoise Ridge from utilization of the Western 102 power plant.
We expect the region to produce between 3.175 and 3.225 million ounces at a total cash cost of between $365 and $375 per ounce for full-year 2007.
Significant Projects
At the Cortez Hills project in Nevada (60% owned), we spent approximately $23 million in third quarter 2007 (100% basis) for the procurement of open-pit mining equipment, engineering for the project infrastructure, completion of the underground pump station rock work, and completion of an additional 420 meters of the underground exploration decline for a total of 4,420 meters completed to date. Release of the final Environmental Impact Statement (“EIS”) approval continues to be targeted for the second half of 2008 followed by a 15-month construction period.
At the Donlin Creek project in Alaska, we spent approximately $16 million in third quarter 2007, to advance the feasibility study. Significant progress was made in the areas of engineering, metallurgical and environmental work that is required to advance the project. Approximately 70,000 meters of drilling was completed by the end of third quarter 2007, including approximately 65,000 meters of encouraging infill core drilling. A total of up to 80,000 meters of drilling is planned for 2007. Government and local community relations continue to be a focal point for the project.
At the Pueblo Viejo project (60% owned and operated by Barrick), we spent approximately $13.2 million (100% basis) in third quarter 2007 on the advancement of project design and engineering, exploration programs, community development programs, and evaluation of options for the sourcing of electric power. Negotiations are ongoing with the Dominican government regarding historical government obligations, electric power, relocation action plan, and ARD water treatment.

BARRICK THIRD QUARTER 2007	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

Research into the technical and economical feasibility of recovering zinc continues.
South America
Producing Mines
Gold production in third quarter 2007 was lower than the prior year period as both Lagunas Norte and Veladero continue to mine lower grade ore as scheduled, partially offset by higher production at Pierina compared to the prior year. Production is expected to increase significantly at Veladero in fourth quarter 2007 with availability of higher-grade ore from both the Filo Federico and Amable pits, partly offset by lower production at Lagunas Norte due to mine sequencing.
Total cash costs per ounce increased in third quarter 2007 over the prior year period, due primarily to the lower production levels at Lagunas Norte and Veladero and high levels of waste mining at Veladero ($64 per ounce). Total cash costs for the region in the fourth quarter are expected to remain at similar levels to the third quarter, with a changing production mix between Veladero and Lagunas Norte.
We expect the region to produce between 1.975 and 2.025 million ounces at a total cash cost of between $200 and $215 per ounce for full-year 2007.
Significant Projects
At the Pascua-Lama project, approximately $40 million was spent in third quarter 2007 as we continued to develop detailed engineering plans and submit documentation to obtain the administrative and sectoral approvals and permits required prior to initiating construction. In addition, the governments of Chile and Argentina must resolve certain remaining fiscal matters, including taxation, relating to the bi-national project. The timing of receipt of approvals for permitting and licensing, cross-border approvals, fiscal matters and royalty items are largely beyond our control. Environmental approval for up to 34 megawatt power plant in Chile has been approved. Engineering and contract development is proceeding. An environmental approval has been received to build a 20 megawatt wind farm.
Australia Pacific
Producing Mines
Gold production in third quarter 2007 was slightly lower than the prior year period due to lower production at Kanowna, Granny Smith, Plutonic and Kalgoorlie, partially offset by higher production at Porgera. The increase of ownership interests in Porgera, effective August 2007, resulted in a 33,000 ounce increase in production levels for the region in third quarter when compared to the same prior year period.
At Kanowna, lower production in third quarter 2007 compared to the prior year period resulted from the sale of the Paddington Mill in August 2007 and the mining of lower grade ore in the open pit. The commissioning of the new “free milling” circuit in September 2007 resulted in higher grade underground ore being stockpiled while the new circuit was being stabilized.
At Granny Smith, lower production resulted from the closure of the open pit and a slower than anticipated ramp up of the underground mine. Production from the underground mine increased from the second quarter 2007, but processing of low-grade stockpiled ore continued. Production from the underground mine is expected to begin to increase as multiple working areas become available.
At Plutonic, the lower production in third quarter compared to the prior year period resulted from a temporary blockage of the Baltic paste fill line with a loss of flexibility in the underground production. Production levels at Plutonic are expected to increase in fourth quarter 2007. At Kalgoorlie, lower production resulted from mining lower grade ore with consequent lower mill head grades. Ore production and total material moved during the quarter has been comparable to levels in 2006.
At Porgera, with the resumption of full-scale mining in the open pit, production levels have begun to improve, but have been hampered by power interruptions.
Total cash costs for the region were higher during the third quarter 2007 compared to the prior year period reflecting lower production levels, higher currency exchange rates ($32 per ounce), an increase in labor costs, contractor service and maintenance parts ($30 per ounce) and consumables ($14 per ounce). The effective hedge rate for third quarter 2007 was $0.75 cents compared to $0.65 cents in the prior year period. At the start of 2007, our currency hedge program provided protection for approximately 80% of our Australian dollar costs, but the remaining portion was subject to varying market rates. In the first half of 2007, we added to our currency hedge position and we are fully hedged for the remainder of 2007 at an average rate of $0.76 cents. Low unemployment, particularly in Western Australia, continues to impact wage levels and the ability to attract and retain staff.

BARRICK THIRD QUARTER 2007	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

We expect the region to produce between 2.15 and 2.2 million ounces at a total cash cost of between $440 and $450 per ounce for full-year 2007.
Africa
Producing Mines
Gold production for third quarter 2007 was lower than the prior year period due to the sale of the South Deep mine in fourth quarter 2006, which produced 30 thousand ounces in third quarter 2006, and lower production at North Mara and Bulyanhulu. Production in 2007 has been impacted by heavy rainfall in Tanzania in late 2006 and early 2007 which resulted in pit wall instability at both Tulawaka and North Mara, and required changes to the 2007 mine plan and production sequencing.
At Tulawaka, the impact on production of pit wall instability was mitigated as a result of mining in higher-grade areas of the pit. Underground development started at Tulawaka during third quarter 2007 with underground production expected to begin in early 2008 due to the delays in deliveries of underground equipment.
At North Mara, pit wall instability on the Gokona Phase 1 pit and the resulting change in mine sequencing continued to impact production in third quarter 2007. Lower grade areas of the pit were mined and processing of lower grade stockpiles occurred while waste at the pit wall was removed. Mining was affected by unfavorable drilling conditions, excess water in the pit, and continued low equipment availabilities and maintenance downtime on the existing mining fleet during the quarter. New mining equipment, delivered at the end of second quarter 2007, was commissioned in September 2007. North Mara production is expected to increase in fourth quarter 2007 as the new mining fleet is utilized, and higher grade areas at the pit become accessible.
At Bulyanhulu, production in third quarter 2007 was lower than the prior period due to low equipment availability and mining in lower grade areas of the mine. The Carbon-in-Leach plant was commissioned during the quarter, and is working towards planned capacity as start-up issues are resolved. Production in October 2007 at Bulyanhulu has been impacted by certain labor disruptions. We are currently evaluating the effect on fourth quarter production.
Total cash cost per ounce for the region in third quarter 2007 were higher than the prior year period due to the lower production at North Mara and Bulyanhulu, higher waste mining at North Mara and Tulawaka due to the changes in the 2007 mine plans ($30 per ounce), an increase in maintenance costs ($30 per ounce), and higher labor costs ($20 per ounce).
We expect the region to produce between 0.65 and 0.70 million ounces at a total cash cost of between $350 and $370 per ounce for full-year 2007.
Significant Projects
The Buzwagi project was approved for construction on August 1, 2007. All long lead items have been ordered and the project has entered the construction phase. Site access was achieved on the 20th of August with the civil and earthworks, security fencing, building and infrastructure and transport and logistics contractors being mobilized to site. Buzwagi is expected to produce 250,000 to 260,000 ounces at total cash costs of $270 to $280 per ounce in the first five years of operation.
Operating Segments — Copper
Copper production at the Zaldívar copper mine was slightly higher than the same prior year period due to higher leach recovery in third quarter 2007 as ore containing a higher percentage of oxides was placed on the leach pads. Total cash costs per pound were higher than 2006 due to higher labor costs and higher prices paid for input commodities and consumables used in the production process, such as fuel, tires and sulphuric acid.
At the Osborne copper mine, production in third quarter 2007 was higher than the same prior year period due to mining in higher grade areas of the underground combined with increased mill feed as open pit ore is sourced from the Trekalano open pit. Total cash costs per pound were lower in third quarter 2007 compared to the prior year period due to higher production and sales volumes, partly offset by higher prices for labor and input commodities.
We continue to expect to meet our original full-year 2007 guidance for copper production and total cash costs per pound.
Other Significant Projects
The pre-feasibility study for the Sedibelo Platinum Project in South Africa, in which Barrick has an earn-in right for a 50% interest, commenced in March 2006. The pre-feasibility study was completed during September 2007 and work has commenced on producing a bankable feasibility study.
At the Kabanga joint venture, between Xstrata PIc (“Xstrata”) and Barrick, Xstrata is obligated to fund the initial $ 145 million, of which over $88 million has been funded to date. Thereafter, Xstrata and Barrick will equally fund project expenditures in accordance with

BARRICK THIRD QUARTER 2007	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

approved budgets. A 140,000 meter infill and exploration drill program on the current 48 million tonnes resource is approximately 77% complete and ahead of plan with 10 rigs on site. The same advanced geophysical surveys that identified the Tembo deposit are being conducted across the regional licenses. Diamond drilling is scheduled to commence mid-October to test a number of significant regional anomalies.
At the Fedorova palladium and platinum project in Russia, where we own a 50% interest with an earn-in right to 79%, third quarter 2007 activities consisted of exploration drilling, core logging, assaying of samples and infill drilling. The Fedorova West reserves/resources report is under review by the Russian State Reserves Committee (GKZ). On October 19, 2007, the GKZ approved the West Pit resource report. The final East Pit resource report is expected to be completed in the first half of 2008, at which time an updated West Pit resource report will be submitted for final approval of the entire Fedorova resource. A feasibility study of the project, in compliance with Russian standards, is due to be completed at the end of 2007.
At Reko Diq, in Pakistan, the drill program continued in third quarter 2007 with 71,500 meters planned to upgrade the resource at the Western Porphyries in 2007. Over 68,000 meters have been drilled to date, and results continue to confirm and in some cases exceed the expected grade and continuity of the copper-gold mineralization. Drilling has been completed at H14 and a new structural model is in progress.

BARRICK THIRD QUARTER 2007	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

OTHER COSTS AND EXPENSES
Exploration Expense ($ millions)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006	Comments on variances

North America	$21	$21	$55	$43	Higher expenditures in third quarter 2007 at Turquoise Ridge along the Getchell Trend ($2 million) were offset by lower expenses at Bald Mountain ($1 million) and Pueblo Viejo ($1 million). Higher expenditures for the nine months ended September 2007 at Turquoise Ridge ($5 million), Pueblo Viejo ($5 million), Cortez ($4 million) and Bald Mountain ($3 million) were offset slightly by lower expenditures at the Dee joint venture ($2 million) and Goldstrike ($2 million).

South America	7	4	20	17	Higher expenditures in third quarter 2007 at Zaldívar ($3 million). Higher expenditures in the nine months ended September 2007 at Zaldívar ($3 million) and Lagunas Norte ($1 million) were offset by 2006 inclusion of expenditures at Quebrada Ancha ($1 million).

Australia Pacific	14	13	29	36	Higher expenditures in third quarter 2007 at Osborne ($2 million), Lawlers ($1 million) and Kanowna ($1 million) were partly offset by lower expenditures at Kalgoorlie ($2 million). In the nine months ended September 2007, lower expenditures at Kalgoorlie ($4 million) and Plutonic ($3 million) were partly offset by higher expenditures at Kanowna ($3 millions) and Osborne ($2 million). As well, the nine months ended September 2006 included greenfields projects spending (Nautilus project) ($5 million).

Africa	4	6	10	18	Lower expenditures in the three and nine months ended September 2007 at Nyanzaga ($2 million and $6 million) were partly offset by expenditures incurred in the three and nine months ended September 2007 at Golden Ridge ($2 million and $3 million). The nine months ended September 2006 included spending at Bulyanhulu ($4 million).

Other	2	5	4	12	Lower expenditures in the three and nine months ended September 30,2007 for corporate ($1 million). Third quarter 2006 included spending in Indonesia ($1 million), Federova ($1 million), and Eurasia (Tethyan) ($1 million). Nine months ended September 2006 included spending in Indonesia ($2 million) and Lyubov ($1 million) as well as other projects ($4 millions) which no longer apply to 2007.

Total	$48	$49	$118	$126

Project Development Expense ($ millions)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006	Comments on variances

Mine development	$44	$17	$124	$50	Higher expenditures in third quarter 2007 at Pueblo Viejo ($13 million), Donlin Creek ($16 million), Fedorova ($6 million) and Sedibelo ($5 million) to advance feasibility studies.

Non-capitalizable project costs	2	14	14	20	Lower costs in 2007 at Buzwagi and Pascua Lama that did not meet the criteria for capitalization in 2006 ($11 million).

Business development/other	3	2	13	10

Total	$49	$33	$151	$80

BARRICK THIRD QUARTER 2007	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Amortization Expense ($ millions)

	Three months period ended September 30
	Inc/(dec) due to
	2007	Sales		2006
	Amount	volumes[1]	Other[2]	Amount	Comments on “other” variances

Gold mines

North America	$80	$—	$24	$56	Mainly due to higher amortization in 2007 on finalization of the purchase price allocation for long lived assets acquired with Placer Dome, partly offset by lower amortization due to an increase in reserves (see page 28).

South America	77	(8)	59	26	Mainly due to higher amortization at Pierina and Veladero from non-recurring cumulative adjustments totaling $28 million, and higher amortization on updating reserves at the end of 2006. (see page 28).

Australia Pacific	97	2	43	52	Mainly due to higher amortization in 2007 on finalization of the purchase price allocation for long-lived assets acquired with Placer Dome.

Africa	18	(4)	(3)	25	Mainly due a change on updating reserves at the end of 2006.

Copper mines

South America	19	—	8	11	Mainly due to higher in 2007 as finalization of the purchase price allocation for long-lived assets acquired with Placer Dome.

Australia Pacific	15	2	10	3	Mainly due to higher in 2007 as finalization of the purchase price allocation for long-lived assets acquired with Placer Dome.

Sub total	$306	(8)	141	$173

Corporate assets	6			11

Total	$312			$184

Year to Date Amortization Expense ($ millions)

	Nine months period ended September 30
	Inc/(dec) due to
	2007	Sales		2006
	Amount	Volumes[1]	Other[2]	Amount	Comments on “other” variances

Gold mines

North America	$228	$(10)	$60	$178	Mainly due to higher amortization in 2007 on finalization of the purchase price allocation for long lived assets acquired with Placer Dome, partly offset by lower amortization due to an increase in reserves (see page 28).

South America	177	5	82	90	Mainly due to higher amortization at Pierina and Veladero from non-recurring cumulative adjustments totaling $28 million, and higher amortization on updating reserves at the end of 2006. (see page 28).

Australia Pacific	185	(4)	72	117	Mainly due to higher amortization in 2007 on finalization of the purchase price allocation for long-lived assets acquired with Placer Dome.

Africa	56	11	(17)	62	Mainly due a change on updating reserves at the end of 2006.

Copper mines

South America	58	2	28	28	Mainly due to higher in 2007 as finalization of the purchase price allocation for long-lived assets acquired with Placer Dome.

Australia Pacific	32	2	22	8	Mainly due to higher in 2007 as finalization of the purchase price allocation for long-lived assets acquired with Placer Dome.

Sub total	$736	$6	$247	$483

Corporate assets	15			26

Total	$751			$509

[1]	For explanation of changes in sales volumes refer to page 8.

[2]	Other includes increases/decreases in amortization expense due to additions/dispositions of property, plant and equipment, purchase accounting adjustments and the impact of historic changes in reserve estimates on amortization (refer to page 28).

BARRICK THIRD QUARTER 2007	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

For the first nine months of 2006 amortization expense for the acquired Placer Dome mines was based on a preliminary allocation pending finalization of valuations of property, plant and equipment. In fourth quarter 2006 valuations were finalized that resulted in a significant increase in amortization expense prospectively for fourth quarter 2006 onwards. Amortization expense in the first nine months of 2007 reflects the final purchase price allocation of the acquired mines. The overall impact of the final valuations in fourth quarter 2006 was an increase in amortization expense for the nine months ended September 30, 2007 of $177 million compared to amounts recorded in the first nine months of 2006, which was partly offset by a decrease in charges for inventory purchase accounting adjustments by $83 million in the same period.
Corporate Administration, Interest Income and Interest Expense ($ millions)

	Three months		Nine months
	ended September 30		ended September 30
	2007	2006	2007	2006	Comments on variances

Corporate administration	$38	$33	$104	$98	Higher due to the US dollar translation rate.

Interest income	33	24	107	77	Higher interest income in 2007 as a result of higher average cash balances ($2.8 billion) compared to 2006 ($1.5 billion).

Interest costs

Incurred	57	59	180	183	Marginally lower interest incurred in the third quarter 2007 compared to the same prior year period 2006 due mainly to repayment of amounts outstanding under a $1 billion credit facility ($6 million), combined with lower interest due to the repayment on maturity of $500 million in debentures on May 1,2007 ($9 million), the redemption of all outstanding Series B preferred securities during fourth quarter 2006 ($2 million), and lower interest on Veladero financing ($2 million). This was partly offset by higher interest incurred in third quarter 2007 on copper-linked notes ($16 million).

Capitalized	(29)	(19)	(89)	(68)	Capitalized interest increased in third quarter 2007 compared to the same period in the prior year, as we began to capitalize interest costs at acquired projects beginning in fourth quarter 2006 after valuations were finalized, including Cortez Hills, Donlin Creek, Pueblo Viejo and Sedibelo. Capitalization at Reko Diq began in fourth quarter 2006 after the project was acquired. We also capitalized amounts for Buzwagi.

Interest expense allocated to discontinued operations	—	(3)	—	(29)	2006 period to date amounts reflect interest on debt related to discontinued operations.

Interest expense	$28	$37	$91	$86

Other Operating Expenses ($ millions)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006	Comments on variances

Regional business unit costs	$27	$28	$75	$64	Lower costs in third quarter 2007 compared to the same prior year period due to lower costs at Australia Pacific ($9 million), North America ($9 million) and South America ($7 million).

Community development costs	8	1	19	1	Relates to amounts accrued for a voluntary contribution to be paid in Peru (Q3: $3 million; nine months ended September 30,2007: $7 million) and amounts accrued under a MDA to the Tanzanian government (Q3: $2 million; nine months ended September 20, 2007: $6 million).

Environmental remediation costs	2	—	7	6

Change in Estimate of AROs at Closed Mines	—	39	—	39	In the third quarter 2006, a $39 million charge was recorded for the change in estimate of the AR0 at the Nickle Plate property in British Columbia.

World Gold Council fees	2	4	8	13	Higher gold production volumes resulted in higher costs for 2006.

Total	$39	$72	$109	$123

BARRICK THIRD QUARTER 2007	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Income ($ millions)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006	Comments on variances

Gains on sale of assets	$11	$2	$20	$8	In 2007, we sold certain investments and also various properties in South America and Australia. The third quarter gain was primarily related to the sale of the Paddington Mill and associated land tenements.

Gains on sale of investments	9	7	63	6	In third quarter we recorded gains on the sale of shares of Gold Fields Limited (“Gold Fields”) of $8 million. We also recorded gains on the sale of other properties ($1 million).

Royalty income	4	1	10	3	Increase relates to higher market gold prices.

Sale of water rights	1	2	3	3

Other	—	5	6	8

Total	$25	$17	$102	$28

Other Expense ($ millions)

	Three months		Nine months
	ended September 30		ended September 30
	2007	2006	2007	2006	Comments on variances

Accretion expense at closed mines	$2	$2	$7	$6

Impairment charges on investments	3	—	6	—	Impairment charges relate to the write-down of two impaired investments.

Currency translation losses	3	—	12	6	Increase relates to a weaker US dollar on translation of non-US dollar assets and liabilities.

Pension and other-post retirement benefit expense	1	1	4	3

Other	8	6	11	11

Total	$17	$9	$40	$26

Income Taxes
Income tax expense was $58 million in third quarter 2007. Income tax expense in third quarter 2007 included currency translation gains on deferred tax balances in Canada and Australia of $31 million. Excluding the effect of delivering into gold sales contracts in a low tax rate jurisdiction at prices below prevailing market prices, tax rate changes and net currency translation gains on deferred tax balances, the underlying effective tax rate for income in 2007 was 22%. In 2006, the comparable underlying effective tax rate was 24%. The decrease mainly relates to changes in the mix of production that impact taxable income in the various tax jurisdictions where we operate.
Our expected underlying effective tax rate for 2007 is about 27% at current market gold prices. This expected underlying rate excludes the effect of gains and losses on non-hedge derivatives, the effect of delivering into gold sales contracts in a low tax-rate jurisdiction at prices below prevailing market prices, the impact of tax rate changes, currency translation gains and losses on deferred tax balances, and any changes in deferred tax valuation allowances.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes to any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.
On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment which challenged the

BARRICK THIRD QUARTER 2007	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

depreciation of the Pierina Mine revaluation during the tax years 1999 and 2000, for an amount of $32 million, excluding interest and penalties. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million ($15 million post-tax).
In January 2005, we received written confirmation in writing that there would be no appeal of the September 30, 2004, Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.
Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, on an audit concluded in 2005 SUNAT has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. The tax assessment is for $49 million of tax, plus interest and penalties of $116 million. We expect to file an appeal to the Tax Court of Peru within the statutory period. We believe that the audit reassessment has no merit, and we expect to prevail in the Tax Court again. Accordingly, no liabilities have been recorded for this reassessment.
Quarterly Information1 ($ millions, except where indicated)

	2007			2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales2 3	$1,684	$1,642	$1,089	$1,351	$1,562	$1,532	$1,188
Net income (loss)	345	396	(159)	418	405	459	224
Net income (loss) per share - basic (dollars)	0.40	0.46	(0.18)	0.48	0.47	0.53	0.29
Net income (loss) per share-diluted (dollars)	0.39	0.45	(0.18)	0.48	0.46	0.53	0.29
Adjusted net income	345	462	398	730	405	459	264
Adjusted net income per share[4] (dollars)	0.40	0.54	0.46	0.84	0.47	0.53	0.34
EBITDA	710	740	193	708	703	758	421
EBITDA per share[4](dollars)	0.82	0.86	0.22	0.82	0.81	0.88	0.54
Adjusted EBITDA	710	812	757	1,035	703	758	461
Adjusted EBITDA per share[4] (dollars)	0.82	0.94	0.87	1.20	0.81	0.88	0.59
Adjusted operating cash flow	557	408	727	664	748	658	425
Adjusted Operating cash flow per share[3] (dollars)	$0.64	$0.47	$0.84	$0.77	$0.87	$0.76	$0.55

[1]	Quarterly information has been provided for Q1 2006 onwards.

[2]	Prior period Sales figures were adjusted for the impact of a change in classification of non-hedge derivative gains and losses. See page 30 for details.

[3]	Adjusted for the impact of reclassifying sales from our South Deep mine to discontinued operations in third quarter 2006.

[4]	Calculated using net income and weighted average number of shares outstanding under the Basic method of earnings per share.
Our financial results for the last seven quarters reflect rising spot gold prices with a corresponding rise in prices realized from gold sales, partly offset by higher total cash costs, amortization and project development expense in 2007.
In fourth quarter 2006, sales and operating cash flow were reduced by $327 million ($312 million post-tax) as a result of the deliveries into Corporate Gold Sales Contracts, and a post-tax gain of $288 million was recorded on the sale of the South Deep mine. In both first and second quarter 2007, we delivered gold into Corporate Gold Sales Contracts, reducing post-tax sales and cash flow by $557 million and $66 million respectively.
In the third quarter of 2007, with the elimination Corporate Gold Sales Contracts, no adjustments were made to sales. Sales increased by $122 million when compared to the prior year period, mainly due to the increase in the price of gold, offset by lower gold production for the third quarter 2007. Operating cash flows were impacted by higher income tax payments. Operating cash flow on a quarterly basis is affected by the timing of income tax and interest payments. Income tax payments mainly occur in the first half of each year, while interest payments are highest in the second and fourth quarters of the year for debt with semi-annual interest schedules. Adjusted EBITDA trends help to illustrate trends excluding the timing of income tax and interest payments.

BARRICK THIRD QUARTER 2007	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES
Cash Flow
Key Factors Affecting Operating Cash Flow ($ millions)

	Three months ended September 30			Nine months ended September 30
			Impact on			Impact on
			comparative			comparative
			operating cash			operating cash
	2007	2006	flows	2007	2006	flows	Comments on variances

Gold sales volumes (‘000s oz)	1,886	2,169	$(80)	6,013	6,107	$(27)	See page 8.

Realized gold prices[1]($/oz)	681	600	153	558	594	(216)	See page 8.

Total cash costs gold ($/oz)	370	281	(168)	342	282	(361)	See page 8.

Copper sales volumes (millions lbs)	111	99	31	308	276	74	See page 9.

Realized copper prices ($/lbs)	3.49	3.39	11	3.26	3.08	55	See page 9.

Total cash costs copper ($/lbs)	0.91	0.80	(12)	0.83	0.77	(18)	See page 9.

Sub-total			(65)			(493)

Other inflows (outflows)

(Higher)/lower expenses[2]	174	187	13	482	427	(55)	See pages 19 to 22.

Non-cash working capital	(44)	(8)	(36)	(123)	(142)	19

Interest expense	(28)	(37)	9	(91)	(86)	(5)	See page 21.

Higher interest income	33	24	9	107	77	30	See page 21.

Taxes paid	(110)	(40)	(70)	(458)	(132)	(326)	Due to higher gold/copper prices and taxes paid at Zaldívar as 2006 was the first year of positive taxable income.

Effect of other factors			(51)			95

Total			$(191)			$(735)

[1]	Realized gold prices for 2007 were reduced by the impact of deliveries into Corporate Gold Sales Contracts of $636 million for the nine months ended 2007. The realized price for 2006 included non-cash gold hedge accounting adjustments of $79 million (Nine months ended September 30, 2006: $146 million).

[2]	Includes corporate administration, exploration, project development, and other operating expenses.

BARRICK THIRD QUARTER 2007	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Investing Activities ($ millions)

	Three months		Nine months
	ended		ended
	September 30		September 30
	2007	2006	2007	2006	Comments on variances

Project capital expenditures[1]

Pascua-Lama	$40	$32	$105	$86	Approximately $40 million was spent in third quarter 2007 as we continued to develop detailed engineering plans and submit documentation to obtain the administrative and sectoral approvals and permits required prior to initiating construction.

Cowal	—	—	—	101	Production start-up in third quarter 2006.

Ruby Hill	—	9	—	24	Production start-up in late February 2007.

Cortez Hills	15	17	61	24	Construction activity at mine acquired with Placer Dome in January 2006. Costs were incurred for the procurement of open-pit mining equipment, engineering for the project infrastructure, completion of the underground pump station rock work, and completion of an additional 420 meters of the underground exploration decline for a total of 4,415 meters completed to date.

Buzwagi	30	—	53	—	Ongoing construction activity in the third quarter. All long lead items have been ordered and the project has entered the construction phase.

Other	7	—	17	—

Sub-total	$92	$58	$236	$235

Regional capital expenditures

North America	$38	$40	$108	$111	Expenditures in third quarter did not vary significantly when compared to the same prior year period.

South America	68	70	157	181	Lower expenditures at Veladero related to capitalized pre-stripping costs at the Filo Federico pit, which began production in April 2007.

Australia Pacific	41	69	156	163	Lower expenditures in the third quarter mainly due to expenditures at Kanowna ($12 million), as well as lower expenditures at Porgera primarily related to the remediation of the West Wall cutback ($7 million).

Africa	34	18	82	50	In third quarter 2007, mainly due to higher expenditures at Bulyanhulu ($13 million). For the nine months ended September 30,2007, higher expenditures at Bulyanhulu ($49 million).

Other	4	6	11	10

Sub-total	$185	$203	$514	$515

Total[2]	$277	$261	$750	$750

[1]	Includes both construction costs and capitalized interest.

[2]	Presented on an accrual basis. Capital expenditures in the Consolidated Statement of Cash Flows are reported on a cash basis. For the three months ended September 30, 2007, cash expenditures were $249 million (2006: $209 million) and the increase in accrued expenditures were $28 million (2006: $52 million). For the nine months ended September 30,2007, cash expenditures were $727 million (2006: $743 million) and the increase in accrued expenditures were $23 million (2006: $7 million).
In August 2007, we completed our acquisition of an additional 20 per cent interest in the Porgera mine in Papua New Guinea from Emperor Mines Limited, for total consideration of $264 million in cash, including purchase adjustments. In our Consolidated Statements of Cash Flow, $259 million was classified under Investing Activities. This transaction has increased Barrick’s interest in Porgera from 75 % to 95%.
In August 2007, we finalized the sale of the Paddington Mill and associated land tenements in Australia to Norton Goldfields Limited, for cash proceeds of approximately $30 million included in investing activities for the quarter.
Financing Activities
The most significant financing cash flows in third quarter 2007 were scheduled debt repayments of $19 million relating to maturing debentures, and $81 million of proceeds used upon the exercise of various stock options.
Liquidity
Liquidity Management
In managing our liquidity we maintain cash positions and put in place financing in our regional business units as well as at the Corporate Center to provide adequate liquidity for our operations. Furthermore, we assess our long-term financial requirements and plan our financing

BARRICK THIRD QUARTER 2007	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

strategy accordingly. Alternatives for sourcing our future capital needs include our significant cash position, unutilized credit facilities, future operating cash flow, project financings and public debt financings. These alternatives are evaluated to determine the optimal mix of capital resources for our capital needs.
We expect that, absent a material adverse change in a combination of our sources of liquidity and/or a significant decline in gold and copper prices, present levels of liquidity will be adequate to meet our expected capital needs. If we are unable to access project financing due to unforeseen political or other problems, we expect that we will be able to access public debt markets as an alternative source of financing.
Asset-Backed Commercial Paper
As at September 30, 2007, we held $65 million of Asset-Backed Commercial Paper (ABCP) which has matured, but for which no payment has been received. We estimated the fair value of considering the best available data regarding market conditions for such investments at September 30, 2007. We have recorded an impairment of $3 million in third quarter in 2007 on the ABCP investments.
FINANCIAL POSITION
Shareholders’ Equity
Outstanding Share Data

Shares outstanding
As at October 17,2007	No. of shares

Common shares	868,735,678
Special voting shares	1
Exchangeable shares[1]	1,348,817
Stock options	13,310,858

[1]	Represents Barrick Gold Inc. (“BGI”) exchangeable shares. Each BGI share is exchangeable for 0.53 Barrick common shares. At October 17,2007, these shares were convertible into approximately 714,873 Barrick common shares.
Comprehensive Income
Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as “other comprehensive income” or “OCI”, and excluded from the income statement.
In third quarter 2007, other comprehensive income of $28 million mainly included gains of $72 million for changes in fair value of cash flow hedges, caused primarily by changes in currency exchange rates, copper prices, gold prices and fuel prices; $21 million related to changes in the unrealized changes in the fair value of investments; the transfers of cash flow hedge gains to earnings totaling $31 million; and gains realized on sale of investments totaling $9 million. Income tax expense related to OCI was $25 million in third quarter 2007. Included in other comprehensive income at September 30, 2007, were unrealized pre-tax gains on currency and commodity hedge contracts totaling $353 million, based on September 30, 2007, market rates. The related hedge contracts are designated against various costs and revenues primarily over the next three years, and are expected to help protect against the impact of the strengthening foreign currencies, fuel prices, and weakening copper prices. The hedge gains are expected to be recorded in earnings at the same time that the corresponding hedged sales, operating costs and amortization of capital expenditures are recorded in earnings.
GOLD SALES CONTRACTS
The MD&A, included in our 2006 Annual Report contained a detailed discussion of our gold sales contracts. In this interim MD&A we have included an update of any significant changes in these contracts.
Project Gold Sales Contracts
We have 9.5 million ounces1 of Project Gold Sales Contracts with expected delivery dates between 2011 and 2019. The contracts have an average future estimated realizable price of $404 per ounce, upon delivery of production from 2011 to 2019, the term of potential financing. This estimated value is based on current market US dollar interest rates and on an average lease rate assumption of 0.75%.

[1]	Includes 1.5 million ounces of floating spot price contracts
Fair Value of Derivative Positions

As at September 30,2007	Unrealized
($ millions)	Gain/(Loss)

Project Gold Sales Contracts	$(3,981)
Silver Sales Contracts	(103)
Currency contracts	388
Interest rate and gold lease contracts	(8)
Fuel contracts	42
Copper contracts	(52)

$(3,714)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters

BARRICK THIRD QUARTER 2007	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

that are inherently uncertain. In this MD&A, we have provided an update for any changes in accounting policies and critical accounting estimates from our 2006 annual MD&A.
Critical Accounting Estimates and Judgments
Allocation of Goodwill to Reporting Units, Assessment of Goodwill Impairment and Determination of Fair Value
We allocate goodwill arising from business combinations to reporting units acquired by preparing estimates of the fair value of the entire reporting unit and comparing this amount to the fair value of assets and liabilities (including intangibles) in the reporting unit. The difference represents the amount of goodwill allocated to each reporting unit.
In 2006 we determined that goodwill should be allocated to reporting units that would either represent components (individual mineral properties) or aggregations of components up to a regional business unit level. As at December 31, 2006, the process of determining the appropriate level to allocate goodwill was ongoing. In fourth quarter 2006, we completed impairment tests of goodwill assuming both no aggregation of mineral properties, and aggregation of mineral properties up to the regional business unit level and determined that there was no impairment at that date under either scenario.
We believe that goodwill arises from our ability to sustain and/or grow our business through our regional business structure, and the value of unique synergies that can be realized from managing a portfolio of mines and mineral properties, rather than from the individual mines. Notwithstanding this fact, at this time we have allocated to goodwill to individual mineral properties. Future impairment testing will be completed at that level.
Goodwill was allocated to acquire mineral properties considering the values of mineral properties exclusive of synergies between Barrick and Placer Dome. In addition, synergy values were allocated to all mineral properties, both existing and acquired, to reflect the estimated impact of the acquisition on the combined companies. Allocating goodwill to individual mineral properties, which by their very nature have a limited useful life, will result in future goodwill impairment charges by the end of the mine life. The timing and amount of future goodwill impairment charges is difficult to determine and will be dependent on a multitude of factors that impact valuations of mineral properties, including changes in observed market multiples for valuation purposes, changes in geo-political risk and country specific discount rates, changes in market gold prices and total cash costs success in finding new reserves, future exploration potential and future capital requirements.
Gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value determined using a discounted cash flow valuation approach. We estimate the fair value of a reporting unit based on the net present value of its projected future cash flows (“NAV”) and then applying a NAV multiple based on observable trading multiples for comparable public gold mining companies. The process for determining these fair values is subjective and requires management to make estimates and assumptions, including but not limited to, projected future sales and operating expenses, capital expenditures, useful lives of individual mineral properties discount rates and NAV multiples. Barrick engaged an independent third-party valuator to assist with the determination of fair values for the initial purchase price allocation and subsequent goodwill impairment tests. The projected future sales, operating expenses, capital investment and estimated life for each individual mineral property is based on internal life of mine plans prepared for each property that we update in the fourth quarter of each fiscal year. Discount rates are based on a country level real weighted average cost of capital. For individual mineral properties, the NAV multiple considers the median and/or average of observed multiples for comparable public gold companies with operations in similar geographic areas. For mineral properties, with lives of five years or less, the NAV multiple considers the lower end of observed market multiples. These estimates and assumptions are subject to change in the future due to uncertain competitive and market conditions or changes in business strategies. In fourth quarter 2007, we will complete our annual goodwill impairment test based on the approved life of mine plan for each mineral property. Due to such factors as rising costs, declining reserves, and a short remaining useful life there is a greater likelihood of a near term goodwill impairment occurring at certain of our mines, particularly Golden Sunlight, Eskay Creek, Henty, Pierina, Kanowna, Bald Mountain and Tulawaka. The Aggregate goodwill for these mineral properties is $837 million.
Valuation Allowances
A valuation allowance has been set up against certain deferred tax assets in the United States. The majority of this valuation allowance relates to AMT credits which have an unlimited carry forward period. A valuation allowance has also been set up against deferred tax assets in Tanzania at September 30, 2007. A valuation allowance was historically recorded against these deferred tax assets due to uncertainty as to the ability to realize these assets. Each period we assess valuation

BARRICK THIRD QUARTER 2007	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

allowances for changes in circumstances that could impact the amounts of deferred tax assets that will more likely than not be realized in future periods. If market gold prices continue to rise, it is reasonably possible that valuation allowances could be released in future periods. A reduction in valuation allowance would result in an increase in deferred tax assets and a decrease in income tax expense.
Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment
Impact of Historic Changes in Reserve Estimates on Amortization1

	Reserves	Amortization increase (decrease)
(millions oz/pounds)	increase	Periods ended September 30, 2007
($ millions)	(decrease)	Three months	Nine months

Gold
North America[2]	5.0	$(5)	$2
Australia Pacific	3.5	1	(3)
Africa	0.5	(3)	(6)
South America[3]	0.1	24	34

Total Gold	9.1	17	27

Copper
Australia Pacific	89	(3)	(7)
South America	255	(2)	—

Total Copper	344	$(5)	$(7)

[1]	If there is a significant reserve change at a particular mine(s) during the year, we update our reserve estimates accordingly. Otherwise, we update our reserve estimates as at the end of the year as part of our normal business cycle.

[2]	Decrease in reserves at certain mines had a greater impact on amortization for the current period than did increases in reserves at other mine sites within the region.

[3]	Although there was a net increase in reserves for South America, reserves for Pierina and Veladero decreased causing an increase in amortization expense.
Fair Value of Asset Retirement Obligations (“AROs”)
At our operating mines, we continued to record AROs based on proper closure of the mine. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs. The expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly over the life of a mine. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. In the first quarter 2007, we recorded an adjustment of $29 million for a change in estimate of the ARO at our Hemlo property following receipt of an updated closure study for the property. This adjustment was recorded with a corresponding adjustment to property, plant and equipment. During third quarter, we recorded an adjustment of $24 million for changes in estimates of the AROs at Cowal, Laguans Norte and Veladero properties. These adjustments were recorded with a corresponding adjustment to property, plant and equipment.
Accounting Policy Changes
FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (“FIN 48”)
In June 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.
We adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, an adjustment to the liability for unrecognized tax benefits was not required; consequently there was no cumulative effect adjustment to the January 1, 2007 balance of retained earnings. The total amount of the liability for unrecognized tax benefits as of January 1, 2007 is $20 million. The full amount of the liability for unrecognized tax benefits, if recognized in a future period, would affect the effective tax rate. The total amount of interest and penalties, included above, as of the date of adoption was $1 million, which had previously been recorded as tax reserve items under FAS 5, Accounting for Contingencies. We expect the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $3 to $5 million, related primarily to expected settlement and payment of Canadian mining tax assessments. There were no material changes to the liability for unrecognized tax benefits in the first or third quarter.
We file income tax returns in Canada and several foreign jurisdictions. We are no longer subject to income tax audits by taxing authorities in the following jurisdictions: Canada, Argentina and Papua New Guinea prior to 2002; United States prior to 2003; Peru and Chile prior to 2004. For other foreign jurisdictions, including Australia and Tanzania, all years remain subject to tax authority examination.

BARRICK THIRD QUARTER 2007	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

FSP No. AUG AIR-1 — Accounting for Planned Major Maintenance Activities (“FSP AIR-1”)
On January 1, 2007, we adopted FSP AIR-1 which amends guidance from the AICPA Industry Audit Guide, Audits of Airlines (“Airline Guide”) with respect to planned major maintenance activities and makes this guidance applicable to entities in all industries. Of the three methods of accounting for planned major maintenance allowed by FSP AIR-1, we have adopted the built-in overhaul method. The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. Thus, the estimated cost of the overhaul component included in the purchase price of an asset is set up separately from the cost of the asset and is amortized to the date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated. We have applied the provisions of FSP AIR-1. We adopted FSP AIR-1 on January 1, 2007. The implementation of this standard did not have a material impact on our Financial Statements.
Financial Statement Presentation of Non-Hedge Derivative Gains and Losses
In first quarter 2007, we made a change in the way we present the gains or losses related to non-hedge derivative contracts. Beginning in first quarter 2007, we recorded changes in the fair value of these derivative contracts in the income statement line item associated with the intended purpose of the instrument. Prior to this change, we recorded the change in fair value of all non-hedge derivative gains and losses as a component of other income, with the exception of changes in the fair value embedded derivatives implicit in our concentrate sales contracts, which were recorded as a component of revenue. For more information on this change in presentation, please see Note 2 to the Financial Statements.
Future Accounting Policy Changes
FAS 157 Fair Value Measurements
In September 2006, the FASB issued FAS 157 which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to remedy the diversity and inconsistency within generally accepted accounting principles in measuring fair value. FAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value in any new circumstances.
FAS 157 expands disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value. For recurring fair value measurements using significant unobservable inputs, the effect of measurement on earnings (or changes in net assets) for the period must be disclosed. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. We are currently assessing the impact on our financial statements.
FAS 159 Fair Value Option for Financial Assets and Financial Liabilities
In February 2007 the FASB issued FAS 159, which expands the scope of what companies may carry at fair value. Statement 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings.
FAS 159 provides entities with the opportunity to eliminate artificial volatility in reported earnings that occurs when financial assets and liabilities are measured and reported differently in the financial statements. Entities often attempt to mitigate this mismatch by using derivatives and FAS 133 hedge accounting. However, because of the stringent hedge accounting criteria in Statement 133, registrants are often unable to achieve their desired result. Because it allows entities to measure virtually all financial assets and liabilities at fair value via earnings, the FVO may eliminate many accounting mismatches. In addition, entities will no longer need to consider and apply the complex hedge accounting rules for derivatives. FAS 159 is a step toward the FASBs longer-term objective to have all financial assets and liabilities measured at fair value.
Under FAS 159 an entity must elect whether to use the FVO on the date an item is initially recognized, with limited exceptions. Because the FVO is an instrument-by-instrument election, companies may record identical financial assets and liabilities either at fair value or on another measurement basis permitted by US GAAP, such as amortized cost. One exception to the instrument-by-instrument guidance is that for investments that would otherwise fall under equity method accounting, the election must be made for all of the investor’s financial interests (equity and debt, including guarantees) in the same entity.
The principal objectives of the disclosures required by FAS 159 are to provide information about:
•	Management’s reasons for electing or partially electing the FVO;

BARRICK THIRD QUARTER 2007	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

•	How changes in fair values affect earnings for the period;

•	The same information about certain items (such as equity investments and nonperforming loans) that would have been disclosed if the FVO had not been elected; and

•	Information to enable users to understand the differences between fair values and contractual cash flows for certain items.
FAS 159 is effective as of the beginning of a reporting entity’s first fiscal year that begins after November 15, 2007 and should be applied prospectively. If an entity chooses to elect the FVO for existing items at the date of adoption, the difference between their carrying amount and fair value is included in a cumulative-effect adjustment to the opening balance of retained earnings. We are currently in the process of assessing the impact of FAS 159 on our financial statements.
OPERATING PERFORMANCE MEASURES
Adjusted Net Income and Adjusted Operating Cash Flow
Adjusted net income, adjusted net income per share, adjusted operating cash flow and adjusted operating cash flow per share, each exclude the impact of the elimination of the Corporate Gold Sales Contracts. These are non GAAP financial measures. Management uses these measures internally to better assess performance trends for the Company as a whole. Management understands that a number of investors and others who follow the Company’s performance also assess performance in this way. Barrick’s elimination of all its remaining Corporate Gold Sales Contracts in the first half of 2007 resulted in an unusually large opportunity cost of $623 million. Management believes that these measures better reflect Barrick’s performance for the current period and are a better indication of its expected performance in future periods. Barrick management’s budgeting, operational and capital investment decisions are based on production being sold at an assumed spot price, rather than the price under the Corporate Gold Sales Contracts. The presentation of this performance measure enables investors to understand performance based on selling gold production at spot market prices, which is the method expected from third quarter 2007 onwards. Adjusted net income, adjusted net income per share, adjusted operating cash flow and adjusted operating cash flow per share are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.
Adjusted Net Income and Adjusted Operating Cash Flow ($ millions, except per share amounts in dollars)

	Three months ended		Nine months ended		Three months ended
	September 30		September 30		June 30	March 31	Dec. 31
	2007	2006	2007	2006	2007	2007	2006

Net income	$345	$405	$582	$1,088	$396	$(159)	$418
Impact of elimination of Corporate Gold Sales Contracts	—	—	623	40	66	557	312
Adjusted net income	$345	$405	$1,205	$1,128	$462	$398	$730

Earnings per share[1]	$0.40	$0.47	$0.67	$1.30	$0.46	$(0.18)	$0.48
Impact of elimination of Corporate Gold Sales Contracts	—	—	0.72	0.05	0.08	0.64	0.36
Adjusted net income per share[1]	$0.40	$0.47	$1.39	$1.35	$0.54	$0.46	$0.84

Operating cash flow	$557	$748	$1,056	$1,791	$336	$163	$337
Impact of elimination of Corporate Gold Sales Contracts	—	—	636	40	72	564	327
Adjusted operating cash flow	$557	$748	$1,692	$1,831	$408	$727	$664

Operating cash flow per share[1]	$0.64	$0.87	$1.22	$2.14	$0.39	$0.19	$0.39
Impact of elimination of Corporate Gold Sales Contracts	—	—	0.73	0.05	0.08	0.65	0.38

Adjusted operating cash flow per share[1]	$0.64	$0.87	$1.95	$2.19	$0.47	$0.84	$0.77

[1]	Calculated using net income and weighted average number of shares outstanding under the Basic method of earnings per share.

BARRICK THIRD QUARTER 2007	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA and Adjusted EBITDA
EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share are non-GAAP financial measures. EBITDA and EBITDA per share represent net income, excluding income tax expense, interest expense, interest income and amortization. Adjusted EBITDA and adjusted EBITDA per share represents net income, excluding income tax expense, interest expense, interest income and amortization, adjusted to reflect the impact of the elimination of the Corporate Gold Sales Contracts. We believe that EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share trends are valuable indicators of whether our operations are able to produce sufficient operating cash flow to fund working capital needs, to service our debt obligations, and to fund capital expenditures. We currently use the results depicted by EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share for these purposes. EBITDA, adjusted EBITDA , EBITDA per shares and adjusted EBITDA per share are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.
EBITDA and Adjusted EBITDA ($ millions, except per share amounts in dollars)

	Three months ended		Nine months ended		Three months ended
	September 30		September 30		June 30	March 31	Dec. 31
	2007	2006	2007	2006	2007	2007	2006

Net income	$345	$405	$582	$1,088	$396	$(159)	$418
Income taxes	58	101	326	276	121	147	66
Interest expense	28	37	91	86	27	36	32
Interest income	(33)	(24)	(107)	(77)	(35)	(39)	(31)
Amortization	312	184	751	509	231	208	223

EBITDA[1]	$710	$703	$1,643	$1,882	$740	$193	$708
EBITDA per share[2]	0.82	0.81	1.90	2.25	0.86	0.22	0.82
Impact of elimination of Corporate Gold Sales Contracts	—	—	636	40	72	564	327
Adjusted EBITDA[1]	710	703	2,279	1,922	812	757	1,035
Adjusted EBITDA per share[3]	$0.82	$0.81	$2.63	$2.30	$0.94	$0.87	$1.20

[1]	For the three months ended September 30, 2007, there is no difference between EBITDA and adjusted EBITDA because there was no impact of elimination of Corporate Gold Sales Contracts in the quarter.

[2]	Calculated using EBITDA and weighted average number of shares outstanding under the Basic method of earnings per share.

[3]	Calculated using adjusted EBITDA and weighted average number of shares outstanding under the Basic method of earnings per share.
Realized Prices
Management uses a performance measure internally that represents revenues under US GAAP, adjusted for unrealized gains and losses on non-hedge derivatives. The use of this measure is intended to enable management to better understand the price realized each period for gold and copper sales. Management believes that this measure better reflects Barrick’s performance in each period and is a better indication of its expected performance in future periods. Changes in the unrealized mark to market value of non-hedge gold and copper derivatives occur each period due to changes in market factors such as spot and forward gold and copper prices. The exclusion of such unrealized mark to market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. Management includes such unrealized mark to market gains and losses in a list of “special items” that have affected its results. These gains and losses relate to derivative instruments that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. Barrick’s realized price statistics, excluding unrealized mark to market value of non hedge gold and copper derivatives are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The

BARRICK THIRD QUARTER 2007	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.
Illustration of Impact of Excluding Unrealized Gains and Losses on Non-Hedge Derivatives from Realized Prices ($ millions, except per ounce/pound data in dollars)

	Three months ended September 30				Nine months ended September 30
	Gold		Copper		Gold		Copper
	2007	2006	2007	2006	2007	2006	2007	2006

Sales[1]	$1,293	$1,233	$391	$329	$3,383	3,444	$1,032	$838
Sales attributable to non-controlling interests[2]	(8)	61	—	—	(24)	49	—	—
Sales as adjusted	$1,285	$1,294	$391	$329	$3,359	$3,493	$1,032	838
Unrealized non-hedge gold/copper derivative (gains) losses	—	(23)	(2)	6	(3)	(10)	(28)	14
Sales — as adjusted	$1,285	$1,271	$389	$335	$3,356	$3,483	$1,004	$852
Sales (thousands of ounces/millions Ibs)	1,886	2,169	111	99	6,013	6,107	308	276
Realized gold/copper price per oz/lb (including unrealized non-hedge gold/copper derivative gains and losses)	$681	$597	$3.51	$3.32	$559	$572	$3.35	$3.04
Unrealized non-hedge gold/copper derivative (gains) losses- per ounce/pound	—	(11)	(0.02)	0.07	1	(2)	(0.09)	0.04
Realized gold/copper price per oz/lb (excluding unrealized non-hedge gold/copper derivative gains and losses)	$681	$586	$3.49	$3.39	$558	$570	$3.26	$3.08

[1]	As per Barrick’s income statement.

[2]	Gold sales includes sales attributable to South Deep in 2006, included in discontinued operations.
Total Cash Costs
Total cash costs per ounce are a non-GAAP financial measure. Total cash costs per ounce include all costs absorbed into inventory, as well as royalties, by-product credits, production taxes and accretion expense, and exclude inventory purchase accounting adjustments and amortization. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. We calculate total cash costs based on our equity interest in production from our mines. Total cash costs per ounce/pound are calculated by dividing the aggregate of these costs by gold ounces, copper pounds sold or ore tons mined. Total cash costs and total cash costs per ounce/pound are calculated on a consistent basis for the periods presented. In our income statement, we present amortization separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales in the income statement. We have provided below reconciliations to illustrate the impact of excluding amortization and inventory purchase accounting adjustments from total cash costs per ounce/pound statistics. Under purchase accounting rules, we recorded the fair value of acquired work in progress and finished goods inventories as at the date of the Placer Dome acquisition. As the acquired inventory is sold, any purchase accounting adjustments reflected in the carrying amount of inventory at acquisition impact cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition.
We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest. Consequently, for the Tulawaka mine, although we fully consolidated this mine in our Financial Statements, our production and total cash cost statistics only reflect our equity share of the production.
In managing our mining operations, we disaggregate cost of sales between amortization and the other components of cost of sales. We use total cash costs per ounce/pound statistics as a key performance measure internally to monitor the performance of our regional business units. We use these statistics to assess how well our regional business units are performing against internal plans, and also to assess the overall effectiveness and efficiency of our mining operations. We also use amortization costs per ounce/pound statistics to monitor business performance. By

BARRICK THIRD QUARTER 2007	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

disaggregating cost of sales into these two components and separately monitoring them, we are able to better identify and address key performance trends. We believe that the presentation of these statistics in this manner in our MD&A, together with commentary explaining trends and changes in these statistics, enhances the ability of investors to assess our performance. These statistics also enable investors to better understand year-over-year changes in cash production costs, which in turn affect our profitability and ability to generate cash flow.
The principal limitation associated with total cash costs per ounce/pound statistics is that they do not reflect the total costs to produce gold/copper, which in turn impacts the earnings of Barrick. We believe that we have compensated for this limitation by highlighting the fact that total cash costs exclude amortization and inventory purchase accounting adjustments as well as providing details of the financial effect. We believe that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce/pound statistics.
Total cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.
Illustration of Impact of Excluding Certain Costs from Total Cash Costs per Ounce/Pound ($ millions)

	Three months ended				Nine months ended
	September 30				September 30
	Gold		Copper		Gold		Copper
	2007	2006	2007	2006	2007	2006	2007	2006

Cost of sales[1]	$703	$606	$101	$89	$2,074	$1,695	$265	$284
Cost of sales at South Deep included in discontinued operations	—	7	—	—	(9)	89	—	—
Cost of sales attributable to non-controlling interests[2]	(4)	(6)	—	—	(10)	(52)	—	—
Inventory purchase accounting adjustments included in cost of sales[3]	—	1	(1)	(10)	—	(12)	(9)	(71)

Cost of sales as adjusted	699	608	100	79	2,055	1,720	256	213

Amortization at producing mines — consolidated	272	159	34	14	646	447	90	36
Amortization at South Deep included in discontinued operations	—	4	—	—	—	19	—	—
Non-recurring cumulative adjustments to amortization	(28)	7	—	—	(26)	18	—	—
Amortization at producing mines attributable to non-controlling interests[2]	(1)	(4)	—	—	(4)	(14)	—	—

Amortization at producing mines — adjusted equity basis	243	166	34	14	616	470	90	36
Inventory purchase accounting adjustments[3]	—	(1)	1	10	—	12	9	71

Cost of sales including amortization and inventory purchase accounting adjustments — equity basis	$942	$766	$135	$103	$2,669	$2,184	$355	$320

Total Cash Costs per Ounce/Pound (per ounce/pound information in dollars)

	Gold		Copper		Gold		Copper
	2007	2006	2007	2006	2007	2006	2007	2006

Ounces/pounds sold — consolidated (thousands/millions)	1,898	2,213	111	99	6,049	6,252	308	276
Sales attributable to non-controlling interests[2]	(12)	(44)	—	—	(36)	(145)	—	—

Ounces/pounds sold — equity basis	1,886	2169	111	99	6,013	6,107	308	276

Total cash costs per ounce/pound — equity basis	$370	$281	$0.91	$0.80	$342	$282	$0.83	$0.77
Amortization per ounce/pound — equity basis	128	76	0.31	0.14	102	76	0.29	0.13
Inventory purchase accounting adjustments per ounce/pound	—	—	0.01	0.10	—	2	0.03	0.26
Cost of sales and amortization per ounce/pound attributable to non - controlling interests[2]	—	—	—	—	—	1	—	—

Total costs per ounce/pound[4] — consolidated basis	$498	$357	$1.23	$1.04	$444	$361	$1.15	$1.16

BARRICK THIRD QUARTER 2007	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Cash Costs per Ton (per ton information in dollars)

	Three months ended		Nine months ended
	September 30		September 30
	Gold
	2007	2006	2007	2006

Tons mined consolidated (millions of tons)	181	153	505	448
Tons mined attributed to non-controlling interest (millions of tons)[2]	(1)	(1)	(2)	(1)

Tons mined-equity (millions of tons)	180	152	503	447

Cost per ton mined — equity basis	$4	$4	$3	$4
Amortization per ton mined — equity basis	1	1	2	2
Inventory purchase accounting adjustment	—	—	—	—
Cost of sales and amortization per ton mined attributable to non-controlling interests[2]	—	—	—	—

Cost per ton mined[4] — consolidated basis	$5	$5	$5	$6

[1]	The aggregate amount of cost of sales for gold and copper is as per Barrick’s income statement.

[2]	Relates to a 30% interest in Tulawaka and a 50% interest in South Deep, which was sold in fourth quarter 2006.

[3]	Based on our equity interest.

[4]	Includes amortization, amounts attributable to non-controlling interests and inventory purchase accounting adjustments.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this Third Quarter Report 2007, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean Peso and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully complete announced transactions and integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Third Quarter Report 2007 are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for

BARRICK THIRD QUARTER 2007	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

a discussion of some of the factors underlying forward-looking statements.
We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

BARRICK THIRD QUARTER 2007	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation	Three months ended		Nine months ended
(in millions of United States dollars, except per share data) (Unaudited)	September 30,		September 30,
	2007	2006	2007	2006

Sales (notes 4 and 5)	$1,684	$1,562	$4,415	$4,282
Costs and expenses
Cost of sales (note 6)[1]	804	695	2,339	1,979
Amortization (note 4)	312	184	751	509
Corporate administration	38	33	104	98
Exploration	48	49	118	126
Project development expense (note 13)	49	33	151	80
Other operating expenses (note 7A)	39	72	109	123

	1,290	1,066	3,572	2,915

Other (income) expense
Interest income	(33)	(24)	(107)	(77)
Interest expense (note 15B)	28	37	91	86
Other income (note 7B)	(25)	(17)	(102)	(28)
Other expense (note 7C)	17	9	40	26

	(13)	5	(78)	7

Income from continuing operations before income taxes and other items	407	491	921	1,360
Income tax expense (note 8)	(58)	(101)	(326)	(276)
Non-controlling interests (note 2B)	2	7	10	4
Loss from equity accounted investees (note 11)	(6)	(1)	(32)	(3)

Income from continuing operations	345	396	573	1,085
Discontinued operations
Gain (loss) from discontinued operations (note 3D)	—	9	9	3
Income tax recovery	—	—	—	—

Net income for the period	$345	$405	$582	$1,088

Earnings per share data (note 9):
Income from continuing operations
Basic	$0.40	$0.46	$0.66	$1.30
Diluted	$0.39	$0.45	$0.66	$1.28
Net income
Basic	$0.40	$0.47	$0.67	$1.30
Diluted	$0.39	$0.46	$0.67	$1.29

[1]	Exclusive of amortization (note 4).
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2007	36	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation	Three months ended		Nine months ended
(in millions of United States dollars) (Unaudited)	September 30,		September 30,
	2007	2006	2007	2006

OPERATING ACTIVITIES
Net income for the period	$345	$405	$582	$1,088
Amortization (note 4)	312	184	751	509
Income tax expense (note 8)	58	101	326	276
Income taxes paid	(110)	(40)	(458)	(132)
Revisions to AROs at closed mines	—	39	—	39
Gold hedge accounting adjustments	(3)	79	2	146
Other items (note 10)	(45)	(20)	(147)	(135)

Net cash provided by operating activities	557	748	1,056	1,791

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(249)	(209)	(727)	(743)
Sales proceeds	33	3	43	6
Acquisitions, net of cash acquired (note 3)	(259)	(145)	(259)	(305)
Other investments
Purchases	—	—	(4)	(26)
Sales proceeds	38	26	549	45
Reclassification of asset-backed commercial paper	(65)	—	(65)	—
Loans issued to joint venture partners (note 13A)	(12)	—	(43)	—
Non-hedge derivative copper option premiums	—	—	(23)	—
Other investing activities	—	48	(4)	6

Net cash provided by (used in) investing activities	(514)	(277)	(533)	(1,017)

FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	81	11	122	61
Long-term debt
Proceeds	—	2	—	1,094
Repayments	(19)	(1)	(677)	(875)
Dividends	—	—	(130)	(96)
Settlement of derivative instruments acquired in Placer Dome acquisition	—	(140)	(197)	(1,834)
Other financing activities	—	(11)	—	(15)

Net cash provided by (used in) financing activities	62	(139)	(882)	(1,665)

CASH FLOWS OF DISCONTINUED OPERATIONS
Operating activities	21	—	21	22
Other investing activities	—	(11)	—	(54)
Proceeds on sale of operations to Goldcorp	—	—	—	1,641
Financing activities	—	11	—	10

	21	—	21	1,619

Effect of exchange rate changes on cash and equivalents	8	(1)	13	(4)

Net increase (decrease) in cash and equivalents	134	331	(325)	724
Cash and equivalents at beginning of period	2,584	1,430	3,043	1,037

Cash and equivalents at end of period	$2,718	$1,761	$2,718	$1,761

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2007	37	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation	As at September 30,	As at December 31,
(in millions of United States dollars) (Unaudited)	2007	2006

ASSETS
Current assets
Cash and equivalents	$2,718	$3,043
Accounts receivable	307	234
Inventories (note 12)	1,064	931
Other current assets	691	588

	4,780	4,796
Other investments (note 11)	181	646
Equity method investments (note 11)	289	327
Property, plant and equipment (note 13)	8,518	8,390
Intangible assets	70	75
Goodwill (note 14)	5,905	5,855
Other assets	1,678	1,421

Total assets	$21,421	$21,510

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$763	$686
Short term debt	238	863
Other current liabilities	236	303

	1,237	1,852
Long-term debt (note 15)	3,188	3,244
Asset retirement obligations	873	843
Deferred income tax liabilities	833	798
Other liabilities	409	518

Total liabilities	6,540	7,255

Non-controlling interests	90	56

Shareholders’ equity
Capital stock (note 16)	13,244	13,106
Retained earnings	1,426	974
Accumulated other comprehensive income (note 17)	121	119

Total shareholders’ equity	14,791	14,199

Contingencies and commitments (notes 13 and 18)

Total liabilities and shareholders’ equity	$21,421	$21,510

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2007	38	FINANCIAL STATEMENTS

Consolidated Statements of Shareholders’ Equity

Barrick Gold Corporation
For the nine months ended September 30 (in millions of United States dollars) (Unaudited)
	2007	2006

Common shares (number in millions)
At January 1	864	538
Issued on exercise of stock options	4	3
Issued on acquisition of Placer Dome	—	323

At September 30	868	864

Common shares (dollars in millions)
At January 1	$13,106	$4,222
Issued on exercise of stock options	122	61
Issued on acquisition of Placer Dome	—	8,761
Options issued on acquisition of Placer Dome	—	22
Recognition of stock option expense	16	20

At September 30	$13,244	$13,086

Retained earnings (deficit)
At January 1	$974	$(341)
Net income	582	1,088
Dividends	(130)	(96)

At September 30	$1,426	$651

Accumulated other comprehensive income (loss) (note 17)	$121	$(60)

Total shareholders’ equity at September 30	$14,791	$13,677

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation	Three months ended		Nine months ended
(in millions of United States dollars) (Unaudited)	September 30,		September 30,

	2007	2006	2007	2006

Net income	$345	$405	$582	$1,088
Other comprehensive income (loss) net of tax (note 17)	28	(8)	2	(29)

Comprehensive income	$373	$397	$584	$1,059

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2007	39	FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, EUR, CLP and TZS are to Canadian dollars, Australian dollars, South African Rands, Euros, Chilean Pesos and Tanzanian Schillings respectively.
1 > NATURE OF OPERATIONS
Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce some copper and hold interests in a platinum group metals development project and a nickel development project, both located in Africa and a platinum project located in Russia. Our mining operations are concentrated in our four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold and copper production into the world market.
2 > SIGNIFICANT ACCOUNTING POLICIES
A Basis of Preparation
These financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). In 2006, we amended the classification of certain expense items on the face of our income statement to provide enhanced disclosure of significant business activities and reflect the increasing significance of amounts spent on those activities. To ensure comparability of financial information, certain previously reported prior-year comparatives amounts have been reclassified to conform with the presentation adopted at the end of 2006. Prior-year comparatives have also been reclassified to reflect accounting for our Porgera mine using the proportionate consolidation method, changes in the financial statement presentation of non-hedge derivatives gains and losses and operating cash flow changes to account for the impact of accounting for capital expenditures on a cash basis.
B Non-controlling interests

	Three month period		Nine month period
	ended Sept.30		ended Sept.30
	2007	2006	2007	2006

Pueblo Viejo	$5	$2	$19	$2
Tulawaka	(3)	(3)	(9)	(6)
Other	—	8	—	8

	$2	$7	$10	$4

C Use of Estimates
The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable gold and copper reserves; the value of mineralized material beyond proven and probable reserves; future costs and expenses to produce proven and probable reserves; future commodity prices and foreign currency exchange rates; the future cost of asset retirement obligations; amounts of contingencies; and the fair value of acquired assets and liabilities including pre-acquisition contingencies. Using these and other estimates and assumptions, we make various decisions in preparing the financial statements including:
➢	The treatment of mine development costs as either an asset or an expense;

➢	whether long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge;

➢	our ability to realize deferred income tax assets;

➢	the useful lives of long-lived assets and the measurement of amortization;

➢	the fair value of asset retirement obligations;

➢	the likelihood of loss contingencies occurring and the amount of any potential loss;

➢	whether investments are impaired;

➢	the amount of income tax expense;

➢	allocations of the purchase price in business combinations to assets and liabilities acquired;

➢	the valuation of reporting units used in the initial allocation of goodwill and subsequent goodwill impairment tests;

➢	transfer of value beyond proven and probable reserves to amortized assets;

➢	amount of uncertain tax positions calculated under FIN 48, Accounting for Uncertainty in Income Taxes; and

➢	the fair value of Asset-Backed Commercial Paper.
As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements.
Significant Changes in Estimates
Gold and Copper Mineral Reserves
At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. We prospectively revise calculations of

BARRICK THIRD QUARTER 2007	40	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

amortization of property, plant and equipment. The effect of changes in reserve estimates on amortization expense for the three months ended September 30, 2007 was an increase of $12 million (2006: $22 million decrease) and for the nine months ended September 30, 2007 was an increase of $20 million (2006: $27 million decrease). The effect of the allocation of value beyond proven and probable reserves to amortized assets on amortization expense for the three months ended September 30, 2007 was an increase of $3 million (2006: $nil) and for the nine months ended September 30, 2007 was an increase of $9 million (2006: $nil
Purchase Price Adjustments
On the acquisition of Placer Dome in the first quarter of 2006, we completed a preliminary purchase price allocation based on an estimated fair value of the acquired mines. Amortization expense for the first three quarters of 2006 was based on the preliminary purchase price allocation. In fourth quarter 2006, we completed the final purchase price allocations and updated our calculations of amortization prospectively. The effect of the final purchase price allocation on amortization expense for the three months ended September 30, 2007 was $109 million and for the nine months ended September 30, 2007 was $195 million.
Asset Retirement Obligations (AROs)
Each quarter we update cost estimates, and other assumptions used in the valuation of AROs at each of our mineral properties to reflect new events, changes in circumstances and any new information that is available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. During first quarter 2007, we recorded an adjustment of $29 million for a change in estimate of the ARO at our Hemlo property following receipt of an updated closure study for the property. This adjustment was recorded with a corresponding adjustment to property, plant and equipment. During third quarter, we recorded an adjustment of $24 million for changes in estimates of the AROs at Cowal, Lagunas Norte and Veladero properties. These adjustments were recorded with a corresponding adjustment to property, plant and equipment.
D Accounting Changes
FASB Interpretation No. 48 — Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48)
In June 2006, the Financial Accounting Standards Board (FASB) issued (FIN 48) to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.
We adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of FIN 48, we did not require an adjustment to the liability for unrecognized tax benefits; consequently no cumulative effect adjustment to the January 1, 2007 balance of retained earnings was required. The total amount of the liability for unrecognized tax benefits as of January 1, 2007 is $20 million. The full amount of the liability for unrecognized tax benefits recorded, if recognized in a future period, would affect the effective tax rate. The total amount of interest and penalties, included above, as of the date of adoption was $1 million, which had previously been recorded as tax reserve items under FAS 5, Accounting for Contingencies. We expect the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $3 to $5 million, related primarily to expected settlement and payment of Canadian mining tax assessments.
There were no material changes to the liability for unrecognized tax benefits in first and second quarter 2007. In third quarter 2007, we paid $4 million related to Canadian mining tax assessments.
We file income tax returns in Canada and several foreign jurisdictions. We are no longer subject to income tax audits by taxing authorities in the following jurisdictions and the following periods: Canada, Argentina, and Papua New Guinea prior to 2002; United States prior to 2003; Peru and Chile prior to 2004. For other foreign jurisdictions, including Australia and Tanzania, all years remain subject to tax authority examination.
FSP AUG AIR — 1 — Accounting for Planned Major Maintenance Activities (FSP AIR-1)
On January 1, 2007, we adopted FSP AIR-1 which amends guidance from the AICPA Industry Audit Guide, Audits of Airlines (“Airline Guide”) with respect to planned major maintenance activities and makes this guidance applicable to entities in all industries. Of the three methods of accounting for planned major maintenance allowed by FSP AIR-1, we adopted the built-in overhaul method. The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. The estimated cost of the overhaul component included in the purchase price of an asset is set up separately

BARRICK THIRD QUARTER 2007	41	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

from the cost of the asset and is amortized to the expected date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated.
We adopted FSP AIR-1 on January 1, 2007. The implementation of this standard did not have a material impact on our Financial Statements.
Changes in Financial Statement Presentation — Non-hedge Derivative Gains and Losses
In first quarter 2007, we made a change to our accounting policy regarding financial statement classification of changes in the fair value of non-hedge derivative contracts. Prior to this change, we recorded the change in fair value of all non-hedge derivative gains and losses as a component of other income, with the exception of changes in the fair value embedded derivatives implicit in our concentrate sales contracts, which were recorded as a component of revenue.
Beginning in first quarter 2007, we recorded the changes in fair value of derivatives that do not qualify for hedge accounting treatment under FAS 133 in a manner consistent with the intended purpose of the instrument. The changes in fair value of non-hedge gold and copper derivative instruments are recorded in revenue. The changes in fair value of non-hedge silver and fuel derivative contracts are recorded in cost of sales. The changes in fair value of non-hedge interest rate swaps are recorded in interest income or interest expense, depending on the intended purpose of the swap. The changes in fair value of share purchase warrants are recorded in other income.
The retroactive impact of this change in accounting policy for the three months ended September 30, 2006 is as follows: gold revenue is decreased by $13 million, copper revenue is increased by $3 million, cost of sales is increased by $3 million, interest expense is increased by $1 million and interest income is increased by $4 million, and other income is decreased by $1 million. For the nine months ended September 30, 2006: gold revenue is increased by $7 million, copper revenue is decreased by $14 million, cost of sales is increased by $5 million, interest expense is decreased by nil, interest income is increased by $7 million and other income is decreased by $1 million.
E Accounting Developments
FASB Statement No. 159 — The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159)
In February 2007 the FASB issued FAS 159, which offers an irrevocable option to carry the eligible financial assets and liabilities at fair value, with the election to be made on an instrument by instrument basis, with changes in fair value recorded in earnings (Fair Value Option, FVO).
FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments.
Under FAS 159 an entity must elect whether to use the FVO on the date an item is initially recognized, with limited exceptions. Because the FVO is an instrument-by-instrument election, companies may record identical financial assets and liabilities either at fair value or on another measurement basis permitted by US GAAP, such as amortized cost. One exception to the instrument-by-instrument guidance is that for investments that would otherwise fall under equity method accounting, the election must be made for all of the investor’s financial interests (equity and debt, including guarantees) in the same entity.
The principal objectives of the disclosures required by FAS 159 are to provide information about:
➢	Management’s reasons for electing or partially electing the FVO

➢	How changes in fair values affect earnings for the period

➢	The same information about certain items (such as equity investments and nonperforming loans) that would have been disclosed if the FVO had not been elected

➢	Information to enable users to understand the differences between fair values and contractual cash flows for certain items.
FAS 159 is effective as of the beginning of a reporting entity’s first fiscal year that begins after November 15, 2007 and should be applied prospectively. If an entity chooses to elect the FVO for existing items at the date of adoption, the difference between their carrying amount and fair value is included in a cumulative-effect adjustment to the opening balance of retained earnings. We are currently in the process of assessing which of our financial assets and liabilities we will carry at fair value and record mark-to-market adjustments to earnings.

BARRICK THIRD QUARTER 2007	42	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FAS 157, Fair Value Measurements
In September 2006, the FASB issued FAS 157 that provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to ensure that the measurement of fair value is more comparable and consistent, and improve disclosure about fair value measures. As a result of FAS 157 there is now a common definition of fair value to be used throughout US GAAP. FAS 157 applies whenever US GAAP requires (or permits) measurement of assets or liabilities at fair value. FAS 157 does not address when the use of fair value measurements is required.
FAS 157 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This definition of fair value retains the exchange-price notion contained (either explicitly or implicitly) in many earlier US GAAP definitions of fair value. However, FAS 157 clarifies that the basis for a fair value measure is the price at which a company would sell or otherwise dispose of its assets or pay to settle a liability (i.e., an exit price), not the market price at which a company acquires its assets or assumes a liability (i.e., not an entry price). The exit price concept is based on current expectations about the future inflows associated with the asset and the future outflows associated with the liability from the perspective of market participants. Under FAS 157, a fair value measure should reflect all of the assumptions that market participants would use in pricing the asset or liability including, for example, an adjustment for risk inherent in a particular valuation technique used to measure fair value.
In measuring fair value for a financial statement item, FAS 157 gives the highest priority to quoted prices in active markets. However, FAS 157 also permits the use of unobservable inputs for situations in which there is little, if any, market activity for the asset or liability being measured. Whether there is significant market activity or not, the objective is a market-based measure, rather than an entity-specific measure. FAS 157 also provides guidance on the effect of changes in credit risk on a fair value measure; investment blocks; and restricted securities.
FAS 157 expands disclosure about the use of fair value to measure assets and liabilities. FAS 157 requires disclosures intended to provide information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the methods and assumptions used to measure fair value, and (3) the effect of fair value measures on earnings. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted. We are currently assessing the impact of FAS 157 on our financial statements.
3 > ACQUISITIONS AND DIVESTITURES
A Acquisition of Pioneer Metals Inc. (“Pioneer”)
In third quarter 2006, we acquired control of Pioneer through the acquisition of 59.2 million shares, representing approximately 91% of the outstanding shares of Pioneer, for cash consideration of $53 million. Pioneer has a portfolio of exploration properties and interests, including the Grace property which is adjacent to NovaGold Resources Inc.’s Galore Creek project. In March 2007, we acquired all of the remaining outstanding shares of Pioneer for cash consideration of $6 million, $4 million of which was classified under Other investing activities in our Consolidated Statements of Cash Flow. We have allocated the purchase cost to cash and property, plant and equipment.
B Sale of Paddington Mill
In August 2007, we completed the sale of the Paddington mill and associated land tenements in Australia to Norton Goldfields Limited, for proceeds of $32 million, $30 million in cash and $2 million in Apex shares. We have recorded a gain of $8 million in other income on closing.
C Porgera Mine Acquisition
In August 2007, we completed the acquisition of an additional 20% interest in the Porgera mine in Papua New Guinea from Emperor Mines Limited, for cash consideration of $259 million, which reflects the purchase price net of cash acquired of $5 million. The consideration was classified under Investing Activities in our Consolidated Statements of Cash Flow. Following this transaction our interest in the Porgera mine increased from 75% to 95%.
From the effective date of April 1, we were funding Emperor’s share of development costs and in return we were entitled to Emperor’s share of production. The amount we received in relation to Emperor’s share of production net of their share of development costs prior to the closing of the transaction in August was recorded as an adjustment to the purchase price.
The Government of Papua New Guinea holds the remaining 5% undivided interest in Porgera. We have entered into a call option deed regarding the possible sale of up to a 5% interest to the Government of Papua New Guinea, for the proportionate acquisition cost paid by Barrick.

BARRICK THIRD QUARTER 2007	43	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The following table sets forth a preliminary allocation of the purchase cost to the incremental assets and liabilities acquired. We expect to finalize valuations of property, plant and equipment, mineral interests, and asset retirement obligations in fourth quarter 2007, as well as finalizing any goodwill arising on the acquisition.
Purchase Cost

Purchase cost per agreement with Emperor Mines Limited	$250
Purchase price adjustments and transaction costs	14

$264

Preliminary Purchase Price Allocation

Cash	$5
Inventories	17
Other current assets	2
Property, plant and equipment	146
Non-current ore in stockpiles	60
Goodwill	50

Total assets	280

Current liabilities	11
Asset retirement obligations	5

Total liabilities	16

Net assets acquired	$264

D Acquisition of Kainantu Gold Mine
On October 25, 2007 we announced that we had entered into an agreement with Highlands Pacific to acquire over 2,900 square kilometers of highly prospective exploration licenses and the Kainantu gold mine in Papua New Guinea for $141.5 million in cash. With this acquisition, we will have access to over 5,300 square kilometers of contiguous ground for exploration in one of the world’s most highly endowed gold and copper regions that includes the world class Porgera mine. The agreement is subject to certain conditions, including the receipt of regulatory approvals from Papua New Guinea, and is expected to close by year end.
E Acquisition of Arizona Star
On October 29, 2007 we announced that we had entered into a support agreement with Arizona Star Resources Corporation, under which we agreed to make an offer to acquire all of Arizona Star’s common shares for Cdn$18.00 in cash per share. The offer has been unanimously approved by the Board of Director’s of Arizona Star. Arizona Star owns a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile.
F Discontinued Operations
On December 1, 2006, we sold our 50% interest in the South Deep mine in South Africa to Gold Fields Limited (“Gold Fields”). In second quarter 2006, a loaded skip and 6.7 kilometers of rope fell 1.6 kilometers down the South Deep mine’s Twin Shaft complex during routine maintenance, causing extensive damage but no injuries. Repair costs for assets that were damaged were expensed as incurred. We were insured for property damage and a portion of business interruption losses. In fourth quarter 2006 we recorded insurance recoveries of $12 million related to this incident. In second quarter 2007, a final settlement was reached with Gold Fields on the allocation of insurance proceeds and, as a result, we recorded further proceeds of $9 million within income from discontinued operations. During the third quarter, $21 million was received in cash and has been classified under Cash Flows of Discontinued Operations in our Consolidated Statement of Cash Flows.
4	> SEGMENT INFORMATION
Income Statement Information

	Sales		Segment expenses		Segment income [1]
For the three months ended September 30	2007	2006	2007	2006	2007	2006

Gold
North America	$526	$427	$294	$256	$152	$115
South America	297	341	93	76	127	239
Australia Pacific	366	335	260	212	9	71
Africa	104	130	55	62	31	43
Copper
South America	280	278	56	64	205	203
Australia Pacific	111	51	46	25	50	23

	$1,684	$1,562	$804	$695	$574	$694

BARRICK THIRD QUARTER 2007	44	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

	Sales		Segment expenses		Segment income (loss)[1]
For the nine months ended September 30	2007	2006	2007	2006	2007	2006

Gold
North America	$1,371	$1,424	$881	$768	$262	$478
South America	828	799	282	228	369	481
Australia Pacific	881	913	705	530	(9)	266
Africa	303	308	205	169	42	77
Copper
South America	822	706	174	204	590	474
Australia Pacific	210	132	92	80	86	44

	$4,415	$4,282	$2,339	$1,979	$1,340	$1,820

[1]	Segment income (loss) represents segment sales, less cost of sales and amortization.

	Exploration[1]		Regional business unit costs[1]
For the three months ended September 30	2007	2006	2007	2006

North America	$21	$21	$8	$10
South America	7	4	6	3
Australia Pacific	14	13	9	11
Africa	4	6	4	4
Other expense outside reportable segments	2	5	—	—

	$48	$49	$27	$28

	Exploration[1]		Regional business unit costs[1]
For the nine months ended September 30	2007	2006	2007	2006

North America	$55	$43	$22	$21
South America	20	17	18	10
Australia Pacific	29	36	26	24
Africa	10	18	9	9
Other expense outside reportable segments	4	12	—	—

	$118	$126	$75	$64

[1]	Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.
Reconciliation of Segment Income

	Three month period ended		Nine month period ended
		September 30		September 30
	2007	2006	2007	2006

Segment income	$574	$694	$1,340	$1,820
Amortization of corporate assets	(6)	(11)	(15)	(26)
Exploration	(48)	(49)	(118)	(126)
Project development expense	(49)	(33)	(151)	(80)
Corporate administration	(38)	(33)	(104)	(98)
Other operating expenses	(39)	(72)	(109)	(123)
Interest income	33	24	107	77
Interest expense	(28)	(37)	(91)	(86)
Other income	25	17	102	28
Other expense	(17)	(9)	(40)	(26)

Income from continuing operations before income taxes and other items	$407	$491	$921	$1,360

BARRICK THIRD QUARTER 2007	45	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Asset Information

	Amortization		Segment capital expenditures[1]
For the three months ended September 30	2007	2006	2007	2006

Gold
North America	$80	$56	$56	$66
South America	77	26	74	99
Australia Pacific	97	52	41	57
Africa	18	25	66	18
Copper
South America	19	11	34	3
Australia Pacific	15	3	2	12

Segment total	306	173	273	255
Other items not allocated to segments	6	11	4	6

Enterprise total	$312	$184	$277	$261

	Amortization		Segment capital expenditures[1]
For the nine months ended September 30	2007	2006	2007	2006

Gold
North America	$228	$178	$176	$159
South America	177	90	217	253
Australia Pacific	185	117	158	249
Africa	56	62	139	50
Copper
South America	58	28	45	14
Australia Pacific	32	8	4	15

Segment total	736	483	739	740
Other items not allocated to segments	15	26	11	10

Enterprise total	$751	$509	$750	$750

[1]	Segment capital expenditures are presented on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flows are presented on a cash basis. For the three months ended September 30, 2007, cash expenditures were $249 million (2006: $209 million) and the increase in accrued expenditures were $28 million (2006: $52 million). For the nine months ended September 30, 2007, cash expenditures were $727 million (2006: $743 million) and the increase in accrued expenditures were $23 million (2006: $7 million).
5	> REVENUE AND GOLD SALES CONTRACTS

	Three month period ended		Nine month period ended
	September 30		September 30
	2007	2006	2007	2006

Gold bullion sales[1]
Spot market sales	$1,264	$1,191	$2,227	$3,241
Gold sales contracts	—	—	1,026	72

	1,264	1,191	3,253	3,313

Concentrate sales[2]	29	42	130	131

	$1,293	$1,233	$3,383	$3,444

Copper sales [1,3]
Copper cathode sales	$279	$273	$822	$690
Concentrate sales	112	56	210	148

	$391	$329	$1,032	$838

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 15C and 17).

[2]	Gold sales include gains and losses on gold derivative contracts which have been economically offset, but not yet settled, and embedded derivatives in smelting contracts: third quarter 2007: $nil (2006: $8 million loss), nine months ended September 30, 2007: $2 million loss (2006: $7 million loss).

[3]	Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment and embedded derivatives in copper smelting contracts: third quarter 2007: $11 million gain (2006: $3 million gain), nine months ended September 30, 2007: $43 million gain (2006: $14 million loss).

BARRICK THIRD QUARTER 2007	46	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Revenue is presented net of direct sales taxes of $1 million for the three months ended September 30, 2007 (2006: $2 million) and $9 million for the nine months ended September 30, 2007 (2006: $8 million).
Gold Sales Contracts
At December 31, 2006, we had 2.5 million ounces of Corporate Gold Sales Contracts. We delivered 2.5 million ounces into the Corporate Gold Sales Contracts at an average price of $405 per ounce in the first half of 2007. At September 30, 2007, there were no remaining Corporate Gold Sales Contracts.
At September 30, 2007, we had Project Gold Sales Contracts with various customers for a total of 9.5 million ounces of future gold production of which 1.5 million ounces are at floating spot prices, less a fixed adjustment amount of $360 per ounce.
Fair Value

	Total ounces	At Sept.30,
$ millions	in millions	2007[1]

Project Gold Sales Contracts	9.5	$(3,981)

[1]	At a spot gold price of $743 per ounce.
The difference between the forward price of gold and the current market price, referred to as contango, can be expressed as a percentage that is closely correlated to the difference between US dollar interest rates and gold lease rates. Historically short-term gold lease rates have generally been lower than longer-term rates. We have historically used gold lease rate swaps to achieve a more economically optimal term structure for gold lease rates implicit in contango. During third quarter, we terminated 0.6 million ounces of the remaining fixed-rate swaps. Lease rate swaps are classified as non-hedge derivatives (note 15C) and had a positive fair value of $2.2 million at September 30, 2007 on a notional balance of 0.4 million ounces of fixed-rate swaps (no floating ounces). Changes in the fair value of these lease rate swaps are recorded in current period interest income.
6 > COST OF SALES

	Three month period ended September 30				Nine month period ended September 30
	Gold		Copper		Gold		Copper
	2007	2006	2007	2006	2007	2006	2007	2006

Cost of goods sold[1]	$680	$591	$100	$88	$2,013	$1,668	$262	$282
By-product revenues[2,3]	(20)	(27)	(1)	—	(74)	(99)	(2)	(1)
Royalty expense	37	38	2	1	114	107	5	3
Mining production taxes	6	4	—	—	21	19	—	—

	$703	$606	$101	$89	$2,074	$1,695	$265	$284

[1]	Cost of goods sold includes accretion expense at producing mines of $11 million (2006: $6 million) in the three months ended September 30, 2007 and $29 million (2006: $19 million) in the nine months ended September 30, 2007. Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $3 million for the three months ended September 30, 2007 (2006: $nil) and $7 million for the nine months ended September 30, 2007 (2006: $nil). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $306 million in the three months ended September 30, 2007 (2006: $173 million) and $736 million in the nine months ended September 30, 2007 (2006: $483 million).

[2]	We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At September 30, 2007, we had silver contracts for 18 million ounces over periods of primarily up to 10 years. The mark-to-market on silver sales contracts at September 30, 2007 was negative $103 million (2006: negative $87 million).

[3]	Silver by-product credits include gains and losses on economic silver hedges that do not qualify for hedge accounting treatment: third quarter 2007: $nil (2006: $nil) and nine months ended September 30, 2007: $nil (2006: $5 million loss).

BARRICK THIRD QUARTER 2007	47	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

7 > OTHER (INCOME) EXPENSE
A Other Operating Expenses

	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2007	2006	2007	2006

Regional business unit costs[1]	$27	$28	$75	$64
Community development costs[2]	8	1	19	1
Environmental remediation costs	2	—	7	6
Change in estimate of AROs at closed mines[3]	—	39	—	39
World Gold Council fees	2	4	8	13

	$39	$72	$109	$123

[1]	Relates to costs incurred at regional business unit offices.

[2]	In 2007, amounts relate to community programs in Peru, Tanzania and Papua New Guinea.

[3]	In 2006, amount relates to change in estimate of the ARO at the Nickel Plate property In British Columbia, Canada.

B Other Income

	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2007	2006	2007	2006

Gains on sale of assets[1]	$11	$2	$20	$8
Gains on sale of investments (note 11)	9	7	63	6
Royalty income	4	1	10	3
Sale of water rights	1	2	3	3
Other	—	5	6	8

	$25	$17	$102	$28

[1]	In 2007, we sold certain properties in South America and Australia, including a gain on the sale of the Paddington Mill in the third quarter for $8 million. In 2006, we sold certain properties in Canada and Chile.

C Other Expense

	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2007	2006	2007	2006

Accretion expense at closed mines	$2	$2	$7	$6
Impairment charges on investments	3	—	6	—
Currency translation losses	3	—	12	6
Pension and other post-retirement benefit expense[1]	1	1	4	3
Other	8	6	11	11

	$17	$9	$40	$26

[1]	Total pension expense for the three months ended September 30, 2007 was $1 million (2006: $2 million) and for the nine months ended September 30, 2007, the expense was $4 million (2006: $7 million). For the three months ended September 30, 2007, $nil million (2006: $nil million) that relates to active employees at producing mines was included in cost of sales. For the nine months ended September 30, 2007, $nil million (2006: $2 million) was included in cost of sales.
8	> INCOME TAX EXPENSE

	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2007	2006	2007	2006

Current	$136	$105	$323	$300
Deferred	(47)	9	69	24

	89	114	392	324
Reduction of deferred tax liability	—	—	—	(31)
Net currency translation gains on deferred tax balances	(31)	—	(74)	(17)
Tax rate changes	—	—	8	13
Release of beginning of year valuation allowances	—	(13)	—	(13)

	$58	$101	$326	$276

Estimated effective tax rate on ordinary income	22%	24%	26%	24%
Impact of deliveries into Corporate Gold Sales contracts	—	—	13%	—
Impact of reduction in deferred tax liability	—	—	—	(3)%
Impact of net currency translation gains on deferred tax balances	(8)%	—	(5)%	(1)%
Impact of tax rate changes	—	—	1%	1%
Impact of release of beginning of the year valuation allowances	—	(3)%	—	(1)%

Actual effective tax rate	14%	21%	35%	20%

In first quarter 2006, an interpretative decision (“ID”) was issued by the Australia Tax Office that clarified the tax treatment of currency gains and losses on foreign denominated liabilities. Under certain conditions, for taxpayers who have made the functional currency election, and in respect of debt that existed at the time the election was made, the ID provided clarification that unrealized foreign exchange gains that currently exist on intercompany debt will not crystallize upon repayment of the debt. The effect of the ID was recorded as a $31 million reduction of deferred tax liabilities.
Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Canadian deferred tax assets with a carrying amount of approximately $500 million and Australian deferred tax liabilities with a carrying amount of approximately $90 million. In 2007, the appreciation of the Canadian and Australian dollar against the US dollar resulted in net translation gains arising totaling $74 million in the first nine months of 2007.

BARRICK THIRD QUARTER 2007	48	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

In second quarter of 2007 and 2006, a federal rate change was enacted in Canada that lowered the applicable tax rate. The impact of this tax rate change was to reduce net deferred tax assets in Canada by $8 million in 2007 and $35 million in 2006 that was recorded as a component of deferred income tax expense. Also in second quarter 2006, on change of tax status of a Canadian subsidiary we recorded a deferred income tax credit of $22 million, to reflect the impact on the measurement of deferred income tax assets and liabilities.
In third quarter 2006, we released $13 million of valuation allowances in the United States due to the estimated effect of higher market gold prices on the ability to utilize deferred tax assets. Each period, we assess valuation allowances for changes in circumstances that could impact the amounts of deferred tax assets that will more likely than not be realized in future periods. As market gold prices rise, it is reasonably possible that valuation allowances could be released in future periods.
The primary reasons why our estimated effective income tax rate on ordinary income differs from the 34.5% Canadian statutory rate are mainly due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions that have different tax rates than the Canadian federal and provincial rates.
We adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. See note 2D for further details.
Outcome of Tax Uncertainties
Peruvian Tax Assessment
On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.
In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.
Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, on an audit concluded in 2005, SUNAT has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007 SUNAT confirmed their reassessment. The tax assessment is for $49 million of tax, plus interest and penalties of $116 million. We will file an appeal to the Tax Court of Peru within the statutory period. We believe that the audit reassessment has no merit, that we will prevail in court again, and accordingly no provision has been booked for this reassessment.

BARRICK THIRD QUARTER 2007	49	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9	> EARNINGS PER SHARE

	Three month period ended				Nine month period ended
	September 30				September 30
($ millions, except shares in millions and per share amounts in dollars)	2007		2006		2007		2006
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Income from continuing operations	$345	$345	$396	$396	$573	$573	$1,085	$1,085
Plus: interest on convertible debentures	—	1	—	1	—	3	—	3
Plus: interest on preferred shares	—	—	—	1	—	—	—	2

Income available to common shareholders and after assumed conversions	345	346	396	398	573	576	1,085	1,090
Income (loss) from discontinued operations	—	—	9	9	9	9	3	3

Net income	345	346	405	407	582	585	1,088	1,093

Weighted average shares outstanding	867	867	864	864	866	866	835	835
Effect of dilutive securities
Stock options	—	3	—	4	—	3	—	4
Convertible debentures	—	9	—	9	—	9	—	9
Preferred shares	—	—	—	2	—	—	—	2

	867	879	864	879	866	878	835	850

Earnings per share
Income from continuing operations	$0.40	$0.39	$0.46	$0.45	$0.66	$0.66	$1.30	$1.28
Net income	$0.40	$0.39	$0.47	$0.46	$0.67	$0.67	$1.30	$1.29

10	> OPERATING CASH FLOW – OTHER ITEMS

	Three month period ended		Nine month period ended
	September 30		September 30
	2007	2006	2007	2006

Adjustments for non-cash income statement items:
Currency translation losses (note 7C)	$3	$—	$12	$6
Accretion expense	13	8	36	25
Amortization of fair value increments of long-term debt	(2)	(2)	(7)	(8)
Stock option expense	6	7	16	20
Equity losses on investments (note 11)	6	1	32	3
Gain on sale of assets (note 7B)	(11)	(2)	(20)	(8)
Gain on sale of investments (note 7B)	(9)	(7)	(63)	(6)
(Gain) loss from discontinued operations	—	(9)	(9)	(3)
Net change in working capital items	(44)	(8)	(123)	(142)
Settlement of AROs	(7)	(8)	(21)	(22)

Other net operating activities	$(45)	$(20)	$(147)	$(135)

BARRICK THIRD QUARTER 2007	50	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > INVESTMENTS
Other investments

	At Sept.30		At Dec.31
	2007		2006

		Gains		Gains
	Fair	(losses)	Fair	(losses)
	value	in OCI	value	in OCI

Available-for-sale securities
Securities in an unrealized gain position
Benefit plans:[1]
Fixed-income securities	$4	$—	$5	$—
Equity securities	16	2	16	2
Other investments:
Celtic	21	9	12	1
Diamondex[2]	4	—	—	—
Gold Fields	—	—	314	6
NovaGold	—	—	231	13
Other equity securities	73	38	65	32

	118	49	643	54
Securities in an unrealized loss position
Other equity securities[3]	1	—	3	(1)

	$119	$49	$646	$53

Held-to-maturity securities
Asset-Backed Commercial Paper	62	—	—	—

	$181	$49	$646	$53

[1]	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

[2]	Investment in Diamondex was accounted for under the equity method prior to May 17,2007.

[3]	Other equity securities in a loss position consist of investments in various junior mining companies.
Gold Fields Limited (“Gold Fields”)
The investment in Gold Fields was acquired on December 1, 2006, as partial consideration for the sale of our interest in South Deep and was recorded net of an initial liquidity discount of $48 million to reflect a 120-day restriction on our ability to trade the shares.
During the quarter, we sold our entire remaining position of 4.6 million shares for proceeds of $84 million and recorded a gain of $8 million. For the nine months ended September 30, 2007, we realized proceeds of $356 million and recorded a gain of $48 million on the sale of Gold Fields shares.
NovaGold Resources Inc. (“NovaGold”)
During second quarter, we sold our entire investment in NovaGold for proceeds of $221 million. We recorded a gain of $3 million on sale.
Diamondex Resources Limited (“Diamondex”)
On May 17 and June 14, 2007, we did not exercise warrants to purchase a total of 11,111,111 Diamondex shares, which subsequently expired. As a result, we concluded that our remaining investment in Diamondex no longer qualified for equity method accounting. The conversion to the Available-for-Sale Securities requires the investment to be recorded at fair value with unrealized gains and losses recorded in other comprehensive income.
Gains (Losses) on Investments Recorded in Earnings

	Three month period		Nine month period
	ended Sept.30		ended Sept.30
	2007	2006	2007	2006

Gains (losses) realized on sales	$9	$7	$63	$6
Impairment charges	(3)	—	(6)

	$6	$7	$57	$6

Proceeds from sales	$88	$26	$599	$45

Equity Method Investments

	At Sept.30		At Dec.31
	2007		2006
	Fair	Carrying	Fair	Carrying
	value[1]	amount	value[1]	amount

Highland	$138	$175	$207	$199
Diamondex	n/a	n/a	5	5
Atacama (Reko Diq)[2]	n/a	114	n/a	123

		$289		$327

[1]	Based on the closing market stock price.

[2]	As Atacama Copper Pty Limited is not a publicly traded company, there is no readily determinable fair value.
Income (Loss) from Equity Method Investments

	Three month period		Nine month period
	ended Sept.30		ended Sept.30
	2007	2006	2007	2006

Equity pickup-ups
Highland	$—	$(1)	$(24)	$(2)
Diamondex	—	—	1	(1)
Atacama	(6)	—	(9)	—

	$(6)	$(1)	$(32)	$(3)

Highland Gold Limited (“Highland”)
Our equity investment in Highland Gold Mining Ltd (“Highland”) had a fair value below its carrying value at September 30, 2007 based on the closing stock price of Highland at September 30, 2007. In October 2007, the value of this investment recovered above its book value, and therefore we concluded that the impairment at September 30, 2007 was not “other than temporary”.

BARRICK THIRD QUARTER 2007	51	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Asset-Backed Commercial Paper
As at September 30, 2007, we held $65 million of Asset-Backed Commercial Paper (“ABCP”) which have matured, but for which no payment has been received. On August 16, 2007, it was announced that a group representing banks, asset providers and major investors had agreed to a standstill with regard to all non-bank sponsored ABCP, which has been subsequently extended until December 14, 2007, when a number of proposals will be assessed (the “Montreal Proposal ABCP”).
The Montreal Proposal ABCP last traded in the active market on or about August 13, 2007 and there are no market quotations available for the Montreal Proposal ABCP. Management has assessed the fair value of ABCP considering the best available data regarding market conditions for such investments at September 30, 2007. We have recorded an impairment of $3 million in third quarter 2007 on the ABCP investments.
There is currently no certainty regarding the outcome of the Montreal Proposal and therefore there is uncertainty in estimating the amount and timing of cash flows associated with the Montreal Proposal ABCP. This ABCP was classified under Other Investments at September 30, 2007, and as an investing activity in the Consolidated Statement of Cash Flow.
12 > INVENTORIES

	Gold		Copper
	At Sept.30	At Dec.31	At Sept.30	At Dec.31
	2007	2006	2007	2006

Raw materials
Ore in stockpiles	$637	$485	$54	$51
Ore on leach pads	146	104	78	76
Mine operating supplies	353	284	20	16
Work in process	120	89	21	25
Finished products
Gold doré/bullion	66	98		—
Copper cathode		—	8	17
Gold concentrate	45	54		—

	1,367	1,114	181	185
Non-current ore in stockpiles[1]	(391)	(298)	(93)	(70)

	$976	$816	$88	$115

[1]	Ore that we do not expect to process in the next 12 months is classified within Other Assets.

	Three month period		Nine month period
	ended Sept.30		ended Sept.30
	2007	2006	2007	2006

Inventory net realizable value charges	$4	$—	$15	$—

13 > PROPERTY, PLANT AND EQUIPMENT
A Unamortized Assets
Acquired Mineral Properties and Capitalized Mine Development Costs

	Carrying	Carrying
	amount at	amount at
	Sept.30, 2007	Dec.31, 2006

Exploration projects and other land positions	$160	$287
Value beyond proven and probable reserves at producing mines	322	401
Projects
Ruby Hill[1]	—	49
Pascua-Lama	563	459
Cortez Hills	133	78
Pueblo Viejo	155	152
Sedibelo	80	76
Donlin Creek	69	66
Buzwagi	160	108
Punta Colorada Wind Farm	29	—

	$1,671	$1,676

[1]	Ruby Hill began production in February 2007.
The Pueblo Viejo, Sedibelo, Donlin Creek, Reko Diq and Federova projects are in various stages and none of the projects had met the criteria for cost capitalization at September 30, 2007, consequently, ongoing project costs were expensed as a component of project development expense. The Reko Diq project is owned through an equity investee and included in a component of Equity method investments in the balance sheet.
Effective May 1, 2007, we determined that mineralization at Buzwagi met the definition of proven and probable reserves for United States reporting purposes. Following this determination, we began capitalizing costs that meet the definition of an asset at Buzwagi prospectively for future periods.
Funding of our partners’ share of ongoing project expenses, which is recoverable from each partner, is shown under loans issued to joint venture partners under investing activities in the cash flow statement.
Value beyond proven and probable reserves (“VBPP”)
On acquiring a mineral property, we estimate the VBPP and record these amounts as assets. At the end of each

BARRICK THIRD QUARTER 2007	52	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. An amount is transferred out of VBPP into amortizable assets based on the quantity of resources converted into reserves. In 2007, we transferred $79 million from VBPP to amortizable assets.
B Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had capital commitments of approximately $332 million at September 30, 2007.
14 > GOODWILL

	Carrying	Carrying
	amount at	amount at
	Sept. 30, 2007	Dec. 31, 2006

Gold
North America	$2,423	$2,423
Australia Pacific	1,861	1,811
South America	441	441
Africa	350	350
Copper
Australia Pacific	64	64
South America	743	743
Other
Africa	23	23

	$5,905	$5,855

We allocate goodwill arising from business combinations to reporting units acquired by preparing estimates of the fair value of the entire reporting unit and comparing this amount to the fair value of identifiable assets and liabilities (including intangibles) in the reporting unit. The difference represents the amount of goodwill allocated to each reporting unit.
In 2006, we determined that goodwill should be allocated to reporting units that would either represent components (individual mineral properties) or aggregations of components up to a regional business unit level. As at December 31, 2006, the process of determining the appropriate level to allocate goodwill was ongoing. In fourth quarter 2006, we completed impairment tests of goodwill assuming both no aggregation of mineral properties, and aggregation of mineral properties up to the regional business unit level and determined that there was no impairment at that date under either methodology.
In second quarter 2007 we determined that each individual mineral property is a reporting unit for the purposes of allocating goodwill. On this basis, we allocated goodwill to acquired and existing properties. Future impairment testing will be completed at that level.
In third quarter 2007, the increase in goodwill is due to the acquisition of an additional 20% interest in the Porgera mine (see note 3C).
15 > FINANCIAL INSTRUMENTS
A Cash and Equivalents
Cash and equivalents include cash, term deposits and treasury bills with original maturities of less than 90 days. Cash and equivalents include $521 million held in Argentinean and Chilean subsidiaries that has been designated for use in funding construction costs at our Pascua-Lama development project. In third quarter 2007, we reclassified commercial paper totaling $65 million from cash and equivalents to Other Investments. The reclassification was classified as an investing cash outflow.
B Long-Term Debt
Interest costs

	Three month period		Nine month period
	ended September 30		ended September 30
	2007	2006	2007	2006

Incurred	$57	$59	$180	$183
Capitalized	(29)	(19)	(89)	(68)
Interest expense allocated to discontinued operations	—	(3)	—	(29)

Interest expensed	$28	$37	$91	$86

For the nine months ended September 30, 2007, Cortez Hills, Pascua-Lama, Buzwagi, Pueblo Viejo, Donlin Creek, Sedibelo, Ruby Hill and Reko Diq (third quarter 2006: Cowal, Pascua-Lama, Ruby Hill and Cortez Hills) qualified for interest capitalization.
Repayments
In 2007, we repaid $677 million of maturing debt from existing cash balances and proceeds from the sale of investments. This repayment included the $500 million 7.5% debentures and $19 million North Mara debt repayment.

BARRICK THIRD QUARTER 2007	53	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

C Use of Derivative Instruments (“Derivatives”) in Risk Management
In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including:

Item	Impacted by
• Sales	• Prices of gold and copper

• Cost of sales

o Consumption of diesel fuel and propane	• Prices of diesel fuel, propane and natural gas

o Local currency denominated expenditures	• Currency exchange rates — US dollar versus A$, C$, CLP, and TZS

• Administration, exploration and business development costs in local currencies	• Currency exchange rates — US dollar versus A$, C$ and ZAR

• Capital expenditures in local currencies	• Currency exchange rates — US dollar versus A$, C$, CLP and EUR

• Interest earned on cash	• US dollar interest rates

• Fair value of fixed-rate debt	• US dollar interest rates
Under our risk management policy, we seek to mitigate the impact of these market risks to provide certainty for a portion of our revenues and to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an effective means of managing risk.
The primary objective of the hedging elements of our derivative positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Most of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative positions are effective in achieving our risk management objectives but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as “non-hedge derivatives”. The change in fair value of these non-hedge derivatives are currently recorded in earnings, in a manner consistent with the derivative positions’ intended use.
The changes in fair value of non-hedge gold and copper derivative instruments are recorded in revenue. The changes in fair value of non-hedge silver and fuel derivative contracts are recorded in cost of sales. The changes in fair value of non-hedge foreign exchange derivative instruments are recorded in other operating expenses.
The changes in value of non-hedge interest rate swaps are recorded in interest income or interest expense, depending on the intended purpose of the swap. The changes in fair value of share purchase warrants are recorded in other income.

BARRICK THIRD QUARTER 2007	54	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Summary of Derivatives at Sep.30, 20071

	Notional Amount by Term to								Accounting Classification by						Fair
	Maturity								Notional Amount						value
	Within 1		1 to 5		Over 5				Cash flow		Fair value		Non-
	year		years		years		Total		hedge		hedge		Hedge

US dollar interest rate contracts
Receive-fixed swaps (millions)		$—		$50		$—		$50		$—		$—		$50	$—
Pay-fixed swaps (millions)		—		(125)		—		(125)		—		—		(125)	(10)

Net notional position		$—		$(75)		$—		$(75)		$—		$—		$(75)	$(10)

Currency contracts
C$:US$ contracts (C$ millions)	C$	239	C$	252	C$	—	C$	491	C$	491	C$	—	C$	—	$60
A$:US$ contracts (A$ millions)	A$	1,265	A$	2,270	A$	—	A$	3,535	A$	3,535	A$	—	A$	—	327
EUR:US$ contracts (€ million)		€8		€—		€—		€8		€4		€—		€4	—
CLP:US$ Contracts (CLP billions)	CLP	15	CLP	—	CLP	—	CLP	15	CLP	15	CLP	—	CLP	—	$1
TZS:US$ Contract (TZS billions)	TZS	11	TZS	—	TZS	—	TZS	11	TZS	—	TZS	—	TZS	11	—

Commodity contracts
Copper call option spread contracts (millions of pounds)		109		79		—		188		$—		$—		$188	$52
Copper sold forward contracts (millions of pounds)		112		92		—		204		204		—		—	(81)
Copper collar contracts (millions of pounds)		284		20		—		304		238		—		66	(23)
Diesel forward contracts (thousands of barrels)		927		2,127		560		3,614		3,500		—		114	41
Propane bought forward contracts (millions of gallons)		5		—		—		5		5		—		—	2
Natural gas bought forward contracts (millions of Btu)		1		—		—		1		1		—		—	(1)

[1]	Excludes gold sales contracts (see note 5), gold lease rate swaps (see note 5), Celtic Resources & Midway Gold share purchase warrants.
US Dollar Interest Rate Contracts
Receive-fixed swaps totaling $300 million were closed out in third quarter 2007. They had been designated against the 5 3/4% and 6.35% debentures, included in long-term debt, as a hedge of the variability in the fair value of the debentures caused by changes in LIBOR. For these hedges, prospective hedge effectiveness is assessed by comparing the effects of theoretical shifts in forward interest rates on the fair value of both the debt and the swaps. The retrospective assessment involves comparing the effect of changes in the underlying interest rate (i.e., LIBOR) on both the debt and the swaps.
In the second quarter, receive-fixed swaps totaling $500 million expired. These swaps were set up as fair value hedges of the $500 million 7.5% debentures which matured on May 1, 2007.
Changes in fair value of the swaps, together with changes in fair value of the debentures caused by changes in LIBOR are recorded in earnings each period. Also, as interest payments on the debentures are recorded in earnings, an amount equal to the net of the fixed-rate interest receivable and the variable-rate interest payable is recorded in earnings as a component of interest costs.
Non–hedge Contracts
We use gold lease rate swaps as described in note 5. The valuation of gold lease rate swaps is impacted by market US dollar interest rates. Changes in the fair value of gold lease rate swaps are recorded in current period interest income. Our non–hedge pay–fixed swap position mitigates the impact of changes in US dollar interest rates on the valuation of gold lease rate swaps. Changes in fair value of these pay-fixed interest rate swaps are recorded in current period interest income.
Currency Contracts
Cash Flow Hedges
Currency contracts totaling C$491 million, A$3,535 million, €4 million and CLP 15 billion have been designated against forecasted local currency denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years. Hedged items are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For a C$491 million, A$3,453 million, €3 million and CLP 12 billion portion of the contracts, we have concluded that the hedges are 100% effective under FAS 133 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For the remaining A$82 million,

BARRICK THIRD QUARTER 2007	55	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

€1 million and CLP 3 million portions, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test involves comparing the effect of a theoretical shift in forward exchange rates on the fair value of both the actual and hypothetical derivative. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. For expenditures capitalized to the cost of inventory, this is upon sale of inventory, and for capital expenditures, this is when amortization of the capital assets is recorded in earnings.
Commodity Contracts
Cash Flow Hedges
Commodity contracts totaling 3.5 million barrels of diesel fuel and 4.5 million gallons of propane have been designated against forecasted purchases of the commodities for expected consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases over the next seven years. Hedged items are identified as the first stated quantity in millions of barrels/gallons of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test is based on regression analysis of the month–on–month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. The cost of commodity consumption is capitalized to the cost of inventory, and therefore this is upon the sale of inventory.
During the year, we have added 16 million pounds of copper forward contracts as hedges of copper cathode sales at our Zaldívar mine. We also added 264 million pounds of copper collar contracts which provide a floor price and a cap price for copper cathode sales at our Zaldívar mine. Of these collars, 204 million pounds remain as of September 30, 2007. These collars are designated against copper cathode production over the next 12 months. Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.
In addition to these copper cathode hedges, we have also designated 34 million pounds of copper collar contracts as hedges against our copper concentrate production at our Osborne mine in third quarter 2007. Concentrate sales at our Osborne mine contain both gold and copper, and as a result, are exposed to price changes of both commodities. Prospective hedge effectiveness is assessed using a regression method. The regression method involves comparing month-by-month changes in fair value of both the actual hedging derivative and a hypothetical derivative (derived from the price of concentrate) caused by actual historical changes in commodity prices over the last three years. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings. In third quarter 2007, we recorded ineffectiveness of $2.3 million on these hedges. The ineffectiveness was caused by substantial changes in the price of gold impacting the hypothetical derivative, but not the hedging derivative. Prospective effectiveness tests still indicate that these hedges will be effective in the future.
The terms of a series of copper-linked notes result in an embedded fixed-price forward copper sales contract that meets the definition of a derivative and must be separately accounted for. The resulting copper derivative has been designated against future copper cathode at the Company’s Zaldívar mine as a cash flow hedge of the variability in market prices of those future sales. Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices

BARRICK THIRD QUARTER 2007	56	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.
Non–hedge Contracts
Non–hedge fuel contracts are used to mitigate the risk of oil price changes on consumption at the Pierina, Eskay Creek and Lagunas Norte mines. On completion of regression analysis, we concluded that the contracts do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between contract prices and the prices charged to the mines by oil suppliers. Despite not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes. Changes in fair value of non-hedge fuel contracts are recorded in current period cost of sales.
In first quarter 2007, we purchased and sold call options on 263 million pounds of copper over the next 2 1/2 years. These options, when combined with the aforementioned fixed-price forward copper sales contracts, economically lock in copper sales prices between $3.08/lb and $3.58/lb over a period of 2 1/2 years. These contracts do not meet the “highly effective” criterion for hedge accounting in FAS 133. We paid net option premiums of $23 million for these positions. Changes in fair value of these copper options are recorded in current period revenue. 118 million pounds remain as at September 30, 2007.
During the quarter, we entered into a series of copper collar contracts identified above. 70 million pounds of these contracts were not designated as hedges and are outstanding as of September 30, 2007.
Non-hedge Derivative Gains (Losses)

	Three month period ended		Nine month period ended
	September 30		September 30
	2007	2006	2007	2006	Income statement classification

Non–hedge derivatives
Commodity contracts
Copper	$13	$3	$45	$(14)	Revenue
Gold	(1)	(13)	(9)	8	Revenue
Silver	—	—	—	(5)	Cost of sales
Fuel	1	(3)	2	—	Cost of sales
Currency contracts	(1)	1	(1)	(4)	Other income/expense
Interest rate contracts	(1)	3	—	6	Interest income/expense
Share purchase warrants	—	(1)	(1)	1	Other income/expense

	11	(10)	36	(8)

Hedge ineffectiveness
Ongoing hedge inefficiency	(2)	—	(1)	3	Various

	$9	$(10)	$35	$(5)

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges			Interest rate hedges
				Operating	Administration	Capital	Cash	Long-term
	Gold/Silver	Copper	Fuel	costs	costs	expenditures	balances	debt	Total

At Dec.31, 2006	17	57	21	155	14	39	(3)	(17)	283
Effective portion of change in fair value of hedging instruments	—	(193)	30	309	28	3	(1)	—	176
Transfers to earnings:
On recording hedged items in earnings	(2)	32	(15)	(107)	(13)	(4)	3	—	(106)

At Sept.30, 2007	$15	$(104)	$36	$357	$29	$38	$(1)	$(17)	$353

	Gold	Copper	Cost of	Cost of			Interest	Interest
Hedge gains/losses classified within	sales	sales	sales	sales	Administration	Amortization	income	expense

Portion of hedge gain (loss) expected to affect earnings over the next 12 months	$3	$(80)	$21	$151	$18	$4	$—	$(1)	$116

[1]	On determining that certain forecasted capital expenditures were no longer likely to occur within two months of the originally specified time frame.

[2]	Based on the fair value of hedge contracts at September 30, 2007.

BARRICK THIRD QUARTER 2007	57	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

16 > CAPITAL STOCK
Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”), issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.
At September 30, 2007, 1.4 million BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2006 – 0.7 million common shares), and are reflected in the number of common shares outstanding. We have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.
Summarized Financial Information for BGI

	Three month period		Nine month period
	ended Sept.30		ended Sept.30
	2007	2006	2007	2006

Total revenues and other income	$85	$52	$166	$196
Less: costs and expenses	(55)	(92)	(147)	(172)

Income (loss) before taxes	$30	$(40)	$19	$24

Net income (loss)	$32	$(40)	$23	$19

	At Sept.30	At Dec.31
	2007	2006

Assets
Current assets	$112	$128
Non-current assets	55	50

	$167	$178

Liabilities and shareholders’ equity
Other current liabilities	21	25
Current taxes payable (recoverable)	(6)	16
Intercompany notes payable	442	387
Other long-term liabilities	111	80
Deferred income tax liabilities	(19)	(15)
Deficit	(382)	(315)

	$167	$178

BARRICK THIRD QUARTER 2007	58	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

17 > OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)

	Three month period ended		Nine month period ended
	September 30		September 30
	2007	2006	2007	2006

Accumulated OCI at beginning of period
Cash flow hedge gains, net of tax of $100, $32, $60, $61	$212	$84	$223	$128
Investments, net of tax of $6, $nil, $7, $nil	31	25	46	12
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(143)	(143)	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $4, $10, $4, $nil	(7)	(18)	(7)	(28)

	$93	$(52)	$119	$(31)

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	72	(61)	176	(142)
Changes in fair value of investments	21	(4)	56	8
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings:
On recording hedged items in earnings	(31)	63	(106)	71
Investments:
Other-than-temporary impairment changes	—	—	3	—
(Gains) losses realized on sale	(9)	(6)	(63)	(5)

Other comprehensive income (loss), before tax	53	(8)	66	(68)
Income tax recovery (expense) related to OCI	(25)	—	(64)	39

Other comprehensive income (loss), net of tax	$28	$(8)	$2	$(29)

Accumulated OCI at Sept.30
Cash flow hedge gains, net of tax of $124, $32, $124, $32	229	86	229	86
Investments, net of tax of $7, $nil, $7, $nil	42	15	42	15
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(143)	(143)	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $4, $10, $4, $10	(7)	(18)	(7)	(18)

	$121	$(60)	$121	$(60)

18 > LITIGATION AND CLAIMS
Wagner Complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint. On January 31, 2006, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss. Both parties moved for reconsideration of a portion of the Court’s January 31, 2006 Order. On December 12, 2006, the Court issued its order denying both parties’ motions for reconsideration. The plaintiffs subsequently filed a motion for class certification, which Barrick and the other defendants opposed and is pending resolution by the court. Discovery is ongoing. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Marinduque Complaint
Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources,

BARRICK THIRD QUARTER 2007	59	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.
At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). However, on June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint. The Court granted that motion on March 2, 2007. On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens. Briefing was completed on May 21, 2007, and on June 7, 2007, the Court issued an order granting the Company’s motion to dismiss. On June 25, 2007, the Province filed a motion requesting the Court to reconsider its Order dismissing the action. The Company has opposed the motion for reconsideration, which is still pending. On July 6, 2007, the Province filed a Notice of Appeal to the Ninth Circuit from the Order on the motion to dismiss. On August 8, 2007, the Ninth Circuit issued an order holding the appeal in abeyance pending the district court’s resolution of the motion for reconsideration. We will challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.
Calancan Bay (Philippines) Complaint
On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$900 million.
On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. To date, we are unaware of any attempts to serve the summons on PDI, nor do we believe that PDI is properly amenable to service in the Philippines. If service is attempted, the Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Pakistani Constitutional Litigation
On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistan citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).
The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.
On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. The Supreme Court of Pakistan has not yet considered the Civil Petition for Leave to Appeal. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.
NovaGold Litigation
On August 24, 2006, during the pendency of Barrick’s unsolicited bid for NovaGold Resources Inc., NovaGold filed a complaint against Barrick in the United States District Court for the District of Alaska. The complaint was amended on several occasions with the most recent amendment having been filed in January 2007. The complaint, as amended, sought a declaration that Barrick will be unable to satisfy the requirements of the Mining Venture Agreement between NovaGold and Barrick which would allow Barrick to increase its interest in the Donlin Creek joint venture from 30% to 70%. NovaGold also asserted that Barrick breached its fiduciary and contractual duties to NovaGold, including its duty of good faith and fair dealing, by misusing confidential information of NovaGold regarding NovaGold’s Galore Creek project in British Columbia. NovaGold sought declaratory relief, an injunction and an unspecified amount of damages. Barrick’s Motion to Dismiss NovaGold’s amended complaint was heard on February 9, 2007. On July 17, 2007 the Court issued its order granting the Motion to Dismiss with respect to all claims. On

BARRICK THIRD QUARTER 2007	60	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

August 28, 2007, NovaGold filed a notice of appeal as to a portion of the district court’s order granting Barrick’s motion to dismiss. Briefing of that appeal has not yet commenced.
On August 11, 2006, NovaGold filed a complaint against Barrick in the Supreme Court of British Columbia. The complaint asserts that in the course of discussions with NovaGold of a potential joint venture for the development of the Galore Creek project, Barrick misused confidential information of NovaGold regarding that project to, among other things, wrongfully acquire Pioneer Metals, a company that holds mining claims adjacent to NovaGold’s project. NovaGold asserts that Barrick breached fiduciary duties owed to NovaGold, intentionally and wrongfully interfered with NovaGold’s interests and has been unjustly enriched. NovaGold seeks a constructive trust over the shares in Pioneer acquired by Barrick and an accounting for any profits of Barrick’s conduct, as well as an unspecified amount of damages. To date, NovaGold has taken no substantive action to pursue this complaint.
Barrick intends to vigorously defend both of the NovaGold complaints. No amounts have been accrued for any potential loss under these complaints.

BARRICK THIRD QUARTER 2007	61	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CIBC Mellon Trust Company
Brookfield Place, TD Canada Trust Tower	P.O. Box 7010, Adelaide Street Postal Station
Suite 3700	Toronto, Ontario M5C 2W9
161 Bay Street, P.O. Box 212	Tel: (416) 643-5500
Toronto, Canada M5J 2S1	Toll-free throughout North America: 1-800-387-0825
Tel: (416) 861-9911 Fax: (416) 861-0727	Fax: (416) 643-5501
Toll-free within Canada and United States: 1-800-720-7415	Email: inquiries@cibcmellon.com
Email: investor@barrick.com	Website: www.cibcmellon.com
Website: www.barrick.com

Mellon Investor Services, L.L.C.
SHARES LISTED	480 Washington Blvd. — 27th Floor
ABX — The Toronto Stock Exchange	Jersey City, NJ 07310
The New York Stock Exchange	Tel: (201) 680-4971 Fax: (201) 680-4665
Email: shrrelations@mellon.com
Website: www.mellon-investor.com

INVESTOR CONTACT	MEDIA CONTACT
Deni Nicoski	Vincent Borg
Vice President, Investor Relations	Senior Vice President, Corporate Communications
Tel: (416) 307-7410	Tel: (416) 307-7477
Email: dnicoski@barrick.com	Email: vborg@barrick.com
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information included in this Third Quarter Report, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity) and other currencies; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in our credit rating, contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
     The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.